EXHIBIT 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT
Dated as of June 15, 2016,
Between
WEYERHAEUSER NR COMPANY
and
NIPPON PAPER INDUSTRIES CO., LTD.

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ARTICLE I PURCHASE AND SALE OF THE TRANSFERRED ASSETS1
1.01Purchase and Sale    1
1.02Transferred Assets and Excluded Assets    1
1.03Consents to Certain Assignments    6
1.04Assumption of Liabilities    6
1.05Shared Contracts    9
1.06Risk of Loss    10
1.07Misallocated Transfers    10
ARTICLE II CLOSING10
2.01Closing    10
2.02Transactions to Be Effected at the Closing    10
2.03Post-Closing Purchase Price Adjustment    11
2.04Other Adjustments; Wrong pockets    13
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER14
3.01Organization, Standing and Power    14
3.02Authority; Execution and Delivery; Enforceability    14
3.03No Conflicts; Governmental Approvals    15
3.04Litigation    15
3.05Availability of Funds    16
3.06Non-Reliance    16
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER16
4.01Organization, Standing and Power    16
4.02Authority; Execution and Delivery; Enforceability; Title to Transferred Assets    16
4.03No Conflicts; Governmental Approvals    17
4.04Financial Statements; Undisclosed Liabilities    18
4.05Absence of Certain Changes or Events    18
4.06Taxes    18
4.07Employee and Related Matters; ERISA    18
4.08Labor    20
4.09Litigation    20
4.10Compliance with Applicable Laws    21
4.11Environmental Matters    21
4.12Real Property    23
4.13Intellectual Property    24
4.14Business Material Agreements    24
4.15Condition and Sufficiency of Assets    26
4.16Material Business Relationships    27

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4.17Inventory    27
4.18Disclosure    27
4.19Disclaimer of Additional Representations and Warranties    27
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS28
5.01Conduct of Business    28
5.02No Control of Seller’s Business    29
5.03Access to Certain Environmental Records    29
5.04Notice of Certain Changes    30
ARTICLE VI ADDITIONAL AGREEMENTS30
6.01No Use of Certain Retained Names    30
6.02Access to Information; Confidentiality    30
6.03Efforts    32
6.04Antitrust Notification and Other Regulatory Filings    32
6.05Noncompetition and Nonsolicitation    33
6.06Employee Matters    35
6.07Fees and Expenses    43
6.08Public Announcements    43
6.09Site Services Agreements    44
6.10Bulk Transfer Laws    44
6.11Refunds and Remittances    44
6.12Leased Vehicles and Forklifts    44
6.13Real Estate Matters    45
6.14Further Assurances    45
6.15Supplemental Disclosures    45
6.16Transition Planning    46
ARTICLE VII CONDITIONS PRECEDENT46
7.01Conditions to Each Party’s Obligation    46
7.02Conditions to Obligations of Seller    47
7.03Conditions to Obligations of Purchaser    47
7.04Frustration of Closing Conditions    48
ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER48
8.01Termination    48
8.02Effect of Termination    49
8.03Amendment    49
8.04Extension; Waiver    49
8.05Procedure for Termination, Amendment, Extension or Waiver    50

TAX MATTERS	50
9.01Purchase Price Allocations    50
9.02Transfer Taxes    50
9.03Straddle Period    51
9.04Preparation of Tax Returns.    51
9.05Tax Refunds    52

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9.06Certificate of Non-Foreign Status    52
9.07Research and Development    52
ARTICLE X INDEMNIFICATION53
10.01Indemnification by Seller    53
10.02Indemnification by Purchaser    54
10.03Indemnification for Tax Matters    55
10.04Indemnification Procedures    56
10.05Indemnification as Sole and Exclusive Remedy    57
10.06Calculation of Indemnity Payments    58
10.07Additional Matters    58
ARTICLE XI GENERAL PROVISIONS58
11.01Survival of Representations, Warranties and Agreements    58
11.02Notices    59
11.03Definitions    60
11.04Interpretation; Disclosure Letters    68
11.05Severability    69
11.06Counterparts    69
11.07Entire Agreement; No Third-Party Beneficiaries    69
11.08Governing Law    69
11.09Assignment    70
11.10Enforcement    70
11.11Waiver and Amendment    71

Appendix	Glossary of Defined Terms

Exhibit A	Form of Intellectual Property License Agreement

Exhibit B	Site Services Agreements

Exhibit C	Wood Chip Supply Agreement

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ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) dated June 15, 2016, is between Weyerhaeuser NR Company, a Washington corporation (“Seller”) and Nippon Paper Industries Co., Ltd, a Japanese corporation (“Purchaser”).
WHEREAS, Purchaser wishes to purchase from Seller, and Seller wishes to sell to Purchaser, the Transferred Assets upon the terms and subject to the conditions of this Agreement; and
WHEREAS, capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 11.03.
NOW, THEREFORE, the Parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE TRANSFERRED ASSETS

1.01    Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in, to and under all the Transferred Assets, for (i) an aggregate purchase price of (A) $285,000,000 in cash, plus (B) the Lease Buyout Amount, if any (collectively, the “Purchase Price”), which Purchase Price is subject to adjustment as set forth in Section 2.03, and (ii) the assumption of the Assumed Liabilities. The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition.”

1.02    Transferred Assets and Excluded Assets.

(a)    For purposes of this Agreement, “Transferred Assets” means the following assets owned by Seller on the Closing Date, other than the Excluded Assets:

(i)all real property owned by Seller set forth in Section 1.02(a)(i)(A) of the Seller Disclosure Letter (collectively, the “Owned Real Property”), and all of the leaseholds and other interests in real property held by Seller of which are set forth in Section 1.02(a)(i)(B) of the Seller Disclosure Letter, in each case together with Seller’s right, title and interest in, to and under all plants, facilities, buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto (collectively and together with the Owned Real Property, the “Transferred Real Property”);

(ii)(A) all raw materials, works-in-process, finished goods and products, supplies, parts and other inventories owned by Seller (“Inventory”) that as of the Closing are located on the Transferred Real Property, other than the Inventory set forth in Section 1.02(a)(ii) of the

Seller Disclosure Letter, and (B) all other Inventory as of the Closing that are used or held for use solely in the operation of the Business or produced by the Business for use in or sale by the Business (collectively, with the Inventory, the “Transferred Inventory”);
(iii)(A) all other tangible personal property owned by Seller, including all machinery, equipment, furniture, furnishings, tools and vehicles owned by Seller (“Tangible Personal Property”) and interests therein owned by Seller as of the Closing that are used or held for use primarily in the operation of the Business; and (B) all Tangible Personal Property and interests therein set forth in Section 1.02(a)(iii) of the Seller Disclosure Letter;
(iv)all accounts receivable of Seller as of the Closing primarily arising out of or relating to the operation of the Business, including for avoidance of doubt to the extent arising out of, or relating to, the operation of the Business prior to the Closing;
(v)all patents (including all reissues, divisions, continuations, reexaminations and extensions thereof), patent applications, trademarks, trademark registrations, trademark applications, service marks, trade names, business names, brand names, copyright registrations, copyright applications, designs, design registrations, domain names, logos, slogans, trade styles, trade dress and other indicia of origin and all rights to any of the foregoing set forth in Section 1.02(a)(v) of the Seller Disclosure Letter (the “Scheduled Intellectual Property”);
(vi)all trade secrets, unregistered copyrights, know-how, processes, methods, designs, plans, specifications, data, inventions and discoveries (whether or not patentable and reduced to practice), improvements, confidential or proprietary information, customer data and all rights with respect to any of the foregoing, in each case that are owned by Seller and used or held for use primarily in the operation of the Business as currently conducted (the “Transferred Technology” and collectively with the Scheduled Intellectual Property, the “Transferred Intellectual Property”) and to the extent assignable, all license and other contractual rights granted to Seller by a third party with regard to trade secrets, unregistered copyrights, know-how, processes, methods, designs, plans, specifications, data, inventions and discoveries (whether or not patentable and reduced to practice), improvements, confidential or proprietary information and customer data used or held for use solely in the operation of the Business as currently conducted, including, without limitation, those set forth in Section 1.02(a)(vi) of the Seller Disclosure Letter (the “Transferred Licensed Intellectual Property”);
(vii)all permits, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) that are held by Seller and used or held for use primarily in the operation of the Business, in each case to the extent such Permits are transferable (the “Transferred Permits”);
(viii)all contracts, leases (including equipment leases), subleases (including equipment subleases), licenses (including equipment licenses), notes, bonds, debentures, indentures, guarantees, agreements, commitments and all other legally binding instruments, arrangements and understandings, whether or not in writing (“Contracts”), to which Seller is a party or by which Seller is bound and which are set forth as Business Material Agreements in Section 1.02(a)(viii) of the Seller Disclosure Letter, and all other Contracts to which Seller is a party or by which Seller is bound that are used or held for use primarily in, or that arise primarily out of, the operation of the Business (the foregoing collectively, the “Transferred Contracts”); provided, however, that the Transferred Contracts shall exclude any Shared Contracts and Excluded Contracts;
(ix)all rights of Seller in and to products sold or leased (including products returned after the Closing Date and rights of Seller of rescission, replevin and reclamation) solely in the operation of the Business;
(x)all credits, prepaid expenses, rebates, deferred charges, advance payments, security deposits and prepaid items (except for those related to Taxes) that are used or held for use primarily in, or that arise primarily out of, the operation of the Business;
(xi)all rights, claims, causes of action and credits (except those related to Taxes) owned by Seller to the extent relating to any Transferred Asset or any Assumed Liability, including any such item arising under any guarantee, warranty, indemnity, right of recovery, right of set-off or similar right in favor of Seller in respect of any Transferred Asset or any Assumed Liability;
(xii)subject to Section 6.02, all books, records and other documents (including all books of account, ledgers, general, financial, accounting and Transferred Employee personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, manufacturing and quality control records and procedures, billing records, sales and promotional literature) (in all cases, in any form or medium) owned by Seller (“Records”) that are currently used or held for use solely in, or that arise solely out of, the current conduct or on-going operation of the Business;
(xiii)all goodwill owned by Seller generated by or associated with the Business or the Transferred Assets;

(xiv)    all assets of any Assumed Benefit Plan set forth in Section 1.02(a)(xiv) of the Seller Disclosure Letter or Assumed Benefit Agreement (collectively, the “Assumed Benefit Assets”);
(xv)    all insurance policies set forth in Section 1.02(a)(xv) of the Seller Disclosure Letter (collectively, the “Business Insurance Policies”) and all rights and claims thereunder and any proceeds thereof;
(xvi)    subject to Section 1.05, all rights related to the Purchaser Portion of any Shared Contract;
(xvii)subject to Section 6.12, the Transferred Vehicles and Forklifts; and
(xviii) other assets of Seller set forth in Section 1.02(a)(xviii) of the Seller Disclosure Letter.
(b)    For the purposes of this Agreement, “Excluded Assets” shall mean the following assets owned by Seller to the extent such assets would otherwise constitute Transferred Assets:
(i)    all assets set forth in Section 1.02(b)(i) of the Seller Disclosure Letter;
(ii)    all cash and cash equivalents;
(iii)    all insurance policies, other than the Business Insurance Policies, and all rights and claims thereunder and any proceeds thereof;
(iv)    all rights, claims, causes of action and credits to the extent relating to any Excluded Asset or any Retained Liability, including any such item arising under any guarantee, warranty, indemnity or similar right in favor of Seller in respect of any Excluded Asset or any Retained Liability;
(v)    any letters of credit set forth on Section 1.02(b)(v) of the Seller Disclosure Letter;
(vi)    all shares of capital stock of, or other equity interests in, Seller, any affiliate of Seller or any other Person;
(vii)    all assets (other than the Assumed Benefit Assets) relating to any Business Benefit Plan or Business Benefit Agreement in which any employee of Seller or any of its affiliates participates;
(viii)     subject to Section 6.02, all Records relating to the Business that form part of Seller’s or any other member of the Seller Group’s general ledger or that are personnel records of any individual who is not a Transferred Employee;
(ix)    all Records prepared in connection with the sale or transfer of the Business, including bids received from third parties and analyses related to the Business;
(x)    all rights of Seller under this Agreement or any other Transaction Document;
(xi)    (A) the names and marks set forth in Section 1.02(b)(xi) of the Seller Disclosure Letter and any name or mark derived from, similar to or including any of the foregoing (in each case, in any style or design) (collectively, the “Retained Names”) and (B) all Intellectual Property Rights other than the Transferred Intellectual Property;
(xii)    all real property owned by Seller, leaseholds and other interests in real property held by Seller (other than those set forth in Sections 1.02(a)(i)(A) and 1.02(a)(i)(B) of the Seller Disclosure Letter), including the real estate interests set forth in Section 1.02(b)(xii) of the Seller Disclosure Letter, in each case together with all right, title and interest in, to and under all plants, facilities, buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto and all related leases (“Excluded Real Property”);
(xiii)    all Tangible Personal Property that is located on Excluded Real Property and used or held for use by: (x) Seller or any of its affiliates, or (y) NORPAC, in providing goods or services to Purchaser contemplated under the Site Services Agreements or Wood Chip Supply Agreement;
(xiv)    all Permits held by Seller other than the Transferred Permits, including those set forth in Section 1.02(b)(xiv) of the Seller Disclosure Letter;
(xv)    all Contracts held by Seller other than the Transferred Contracts, including those set forth in Section 1.02(b)(xv) of the Seller Disclosure Letter (“Excluded Contracts”);
(xvi)    all accounts receivable pursuant to which a payment is owed by the Seller Business to the Business;
(xvii)    any refund or credit of Taxes attributable to any Retained Tax Liability;
(xviii) all tangible personal property and interests therein set forth in Section 1.02(b)(xviii) of the Seller Disclosure Letter;

(xix) except as provided pursuant to any Site Services Agreement or the Transition Service Agreement executed pursuant to Section 6.16, all rights to receive, and all rights with respect to the delivery of, corporate-level services of the type provided as of the date of this Agreement to the Business by Seller or any of its affiliates, including assets used or held for use by Seller in connection with such corporate-level services; and
(xx) subject to Section 1.05, all rights related to the Seller Portion of any Shared Contract.
1.03    Consents to Certain Assignments

(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, directly or indirectly, any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted direct or indirect assignment thereof, without the consent of a third party or Governmental Approval, would constitute a breach, default, violation or other contravention of the rights of such third party or Governmental Entity or applicable Law, would be ineffective with respect to any party to an agreement concerning such asset, claim or right, or would in any way adversely affect the rights of Seller or, upon transfer, Purchaser under such asset, claim or right. If any direct or indirect transfer or assignment by Seller to Purchaser, or any direct or indirect acquisition or assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any asset, claim or right requires the consent of a third party or Governmental Approval, then such transfer or assignment or assumption shall be made subject to such consent or Governmental Approval being obtained.
(b)    If any such consent or Governmental Approval referred to in Section 1.03(a) is not obtained prior to the Closing, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Purchaser and Seller shall cooperate (each at its own expense) in any lawful and commercially reasonable arrangement proposed by Purchaser under which Purchaser shall obtain (without infringing upon the legal rights of such third party or Governmental Entity or violating any applicable Law) the economic claims, rights and benefits (net of the amount of any related Tax costs imposed on Seller or any of its affiliates) under the asset, claim or right with respect to which the consent or Governmental Approval has not been obtained in accordance with this Agreement (such arrangement, the “Arrangement”). Purchaser shall bear any related economic burden (including the amount of any related Tax costs imposed on Seller or any of its affiliates) with respect to the asset, claim or right with respect to which the consent or Governmental Approval has not been obtained in accordance with this Agreement.
1.04    Assumption of Liabilities

(a)    Upon the terms and subject to the conditions of this Agreement including, without limitation, those Retained Liabilities outlined in Section 1.04(b), Purchaser shall, effective as of the Closing, assume, and shall pay, perform and discharge when due, all Liabilities of Seller primarily arising out of or relating to the Transferred Assets, the Business or the operation of the Business, in each case prior to, on or after the Closing Date, other than the Retained Liabilities (collectively, the “Assumed Liabilities”), which Assumed Liabilities shall include (in each case, regardless of when such Liabilities arose, arise or were or are incurred and excluding the Retained Liabilities):
(i)    all Liabilities to the extent included as Current Liabilities on the Statement, as finally determined after resolution of all disputes in accordance with Section 2.03, including all accounts payable of Seller primarily arising out of the operation of the Business;
(ii)    all ordinary course Liabilities to the extent arising out of, or relating to, the operation of the Business or the ownership of the Transferred Assets prior to the Closing;
(iii)    all Liabilities of Seller under the Transferred Contracts and the Transferred Permits other than the Liabilities under any of the Transferred Contracts or the Transferred Permits which cannot be transferred to Purchaser; provided, however, that this Section 1.04(a)(iii) shall in no way limit Purchaser’s obligations pursuant to Section 1.03(b);
(iv)    all accounts payable and accrued liabilities arising out of or relating to the operation of the Business, including for avoidance of doubt to the extent arising out of, or relating to, the operation of the Business or the ownership of the Transferred Assets prior to the Closing, or otherwise in respect of the Business;
(v)    all Liabilities of Seller arising out of or relating to products manufactured or sold by the Business at any time, including Liabilities for refunds, adjustments, allowances, repairs, exchanges, returns and warranty, product liability, merchantability and other claims relating to such products;
(vi)    all Liabilities of Seller arising as a result of at any time being the owner, lessee or occupant of, or the operator of the activities conducted at, the Transferred Real Property;
(vii)    all Environmental Liabilities of Seller at any time arising out of or relating to the Business, the Transferred Real Property, the ownership, operation of the Business or the ownership or operation of, or activities conducted at, the Transferred Real Property;
(viii)    all Liabilities of Seller in respect of any Action, pending or threatened, and claims, whether or not presently asserted, at any time arising out of or relating to the operation of the Business;
(ix)    (A) all Liabilities of Seller with respect to the Transferred Employees and their dependents and beneficiaries arising out of or relating to any Assumed Benefit Plan or Assumed Benefit Agreement and (B) all

other employment and employee Liabilities of Seller arising out of or relating to the operation of the Business;
(x)    all Liabilities of Seller for Taxes arising out of or relating to the Transferred Assets for any Post-Closing Tax Period other than Seller’s portion of the Transfer Taxes, if any;
(xi)    all Liabilities of Seller (A) reflected on the Balance Sheet other than Liabilities discharged after the date of the Balance Sheet, and (B) set forth on Section 1.04(a)(xi) of the Seller Disclosure Letter;
(xii)    subject to Section 1.05, all Liabilities related to the Purchaser Portion of any Shared Contract; and
(xiii)    subject to Section 6.12, all Liabilities related to the Transferred Vehicles and Forklifts.
(b)    Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall not assume any Retained Liabilities. For the purposes of this Agreement, “Retained Liabilities” shall mean the following Liabilities of Seller (in each case, excluding any Liability to the extent included as a Current Liability on the Statement, as finally determined after resolution of all disputes in accordance with Section 2.03):
(i)    all Liabilities to the extent not arising out of or relating to the Business, the Transferred Assets or the ownership or operation thereof;
(ii)    all Liabilities to the extent arising out of or relating to Excluded Assets;
(iii)    (A) all Liabilities incurred under or with respect to any Business Benefit Plan or any Business Benefit Agreement that is not an Assumed Benefit Plan or Assumed Benefit Agreement and (B) all other employment and employee Liabilities arising out of or relating to the operation of the Business to the extent such Liabilities are expressly retained by Seller pursuant to Section 6.06;
(iv)    Liabilities for Taxes of Seller with respect to the Transferred Assets for any Pre-Closing Tax Period, but excluding Purchaser’s portion of Transfer Taxes (collectively, the “Retained Tax Liabilities”);
(v)    all accounts payable pursuant to which a payment is owed by the Business to the Seller Business;
(vi)    all Liabilities for indebtedness for borrowed money;
(vii)    all Liabilities of Seller arising pursuant to the terms of this Agreement or any Ancillary Agreement;

(viii)    all Liabilities for fees and expenses required to be borne by Seller in connection with the Transactions pursuant to the terms of this Agreement;
(ix)    except as provided in Section 6.06(l)(iii), all Liabilities of Seller related to Former Employees;
(x)    subject to Section 1.05, all Liabilities related to the Seller Portion of any Shared Contract;
(xi)    all Liabilities to the extent arising out of or relating to Kepner v. Weyerhaeuser Co, No. 6:16-cv-01040-AA (D. Or. Jun. 8, 2016), and any other claims based on the subject matter thereof;
(xii)    all Liabilities to the extent arising out of or relating to Cowlitz County v. Robert P. Radakovich, Sr., et al, No. 11-2-00848-8, (Cowlitz County Superior Court, Jul. 7, 2011) and other claims or regulatory enforcement actions arising out of the closure of the Mount Solo landfill or any obligations related thereto; and
(xiii)    except to the extent provided in Section 1.03(b), all Liabilities under any of the Transferred Contracts or the Transferred Permits which cannot be transferred to Purchaser.
1.05    Shared Contracts.
(a)    The Parties shall, and shall cause their respective subsidiaries to, use their commercially reasonable efforts to reasonably divide, partially assign, modify and/or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract (including by working with third parties to such Shared Contracts), such that (i) Purchaser is the beneficiary of the rights and is responsible for the obligations related to the portion of such Shared Contract relating to the Business (the “Purchaser Portion”), which rights shall be a Transferred Asset and which obligations shall be an Assumed Liability, and (ii) Seller is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract not relating to the Business (the “Seller Portion”), which rights shall be an Excluded Asset and which obligations shall be a Retained Liability. If the Parties or their respective affiliates are not able to enter into an arrangement to divide, partially assign, modify and/or replicate (in whole or in part) the rights and obligations under and in respect of any such Shared Contract as contemplated by the immediately preceding sentence prior to the Closing, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Purchaser and Seller shall, and shall cause their respective subsidiaries to, use their commercially reasonable efforts to cooperate (each at its own expense) in any lawful, contractually permissible and commercially reasonable arrangement under which, following the Closing and until the earlier of four (4) years after the Closing and the date on which the division, partial assignment, modification and/or replication of such Shared Contract as contemplated by the immediately preceding sentence is effected, Purchaser shall receive the interest in the benefits and obligations of the Purchaser Portion under such Shared Contract and Seller shall receive the interest in the benefits and obligations of the Seller Portion under such Shared Contract.
(b)    Seller and Purchaser shall, and shall cause their respective subsidiaries to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as assets owned by, and/or liabilities of, as applicable such Party or such Party’s applicable subsidiary, as applicable, not later than the Closing and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law).
1.06    Risk of Loss. As of the time of Closing, title to all Transferred Assets shall be transferred to Purchaser an d Purchaser shall thereafter bear all risk of loss associated with the Transferred Assets and be solely responsible for procuring adequate insurance to protect the Transferred Assets against any such loss.
1.07    Misallocated Transfers. In the event that, at any time or from time to time after the Closing, any Party (or any of its subsidiaries) shall receive or otherwise possess any asset or be liable for any Liability that is allocated to any other Person pursuant to this Agreement or any other Transaction Document, such Party shall promptly transfer or assign, or cause to be transferred or assigned, such asset or Liability to the Person so entitled thereto, and the relevant Party will cause such entitled Person to accept such asset or assume such Liability. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for any such other Person.

ARTICLE II
CLOSING
2.01    Closing. The closing of the Acquisition (the “Closing”) shall take place at the offices of Perkins Coie LLP, 1201 Third Avenue, Suite 4900, Seattle, Washington 98101, on the last Business Day of the month in which the conditions set forth in Article VII (other than the conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) have been satisfied (or, to the extent permitted by Law, waived by the Parties entitled to the benefit thereof) and shall be effective as of 11:59 p.m. on such date, or shall take place at such other place, time and date as shall be agreed in writing between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
2.02    Transactions to Be Effected at the Closing. At the Closing:
(a)    Seller shall deliver or cause to be delivered to Purchaser (i) duly executed deeds (in recordable form) for each Owned Real Property, bills of sale, assignments and other instruments each in a form reasonably acceptable to Purchaser of transfer relating to the Transferred Assets, (ii) a duly executed counterpart of the Intellectual Property License Agreement and (iii) all such other certificates and documents required to be delivered to Purchaser at or prior to the Closing pursuant to this Agreement or any Ancillary Agreement each in a form reasonably acceptable to Purchaser (the documents in clauses (i) and (iii), collectively, the “Asset Conveyance Documents”) (it being understood that the certificates, deeds, bills of sale, assignments, instruments of transfer, agreements and other documents referred to in clauses (i) through (iii) shall not require Seller to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement or the Ancillary Agreements; provided, however, that the deeds for the Owned Real Property shall be bargain and sale deeds with covenants against grantor’s acts (also known as “special warranty” deeds); and
(b)    Purchaser shall deliver to Seller, (i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least two (2) Business Days prior to the Closing Date), in an amount equal to (A) the Purchase Price, plus or minus (B) an estimate, prepared by Seller in good faith and delivered to Purchaser at least two (2) Business Days prior to the Closing Date, of any adjustment to the Purchase Price under Section 2.03 (the amount of the Purchase Price plus or minus such estimate of any adjustment under Section 2.03 being hereinafter called the “Closing Date Payment”), (ii) duly executed counterparts of the deeds, bills of sale, assignments and other instruments of transfer referred to in Section 2.02(a)(i) and duly executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities, (iii) a duly executed counterpart of the Intellectual Property License Agreement and (iv) all such other certificates and documents required to be delivered to Seller at or prior to the Closing pursuant to this Agreement or any Ancillary Agreement (the documents in clauses (ii) and (iv), collectively, the “Liabilities Assumption Documents”) (it being understood that the deeds, bills of sale, assignments, instruments of transfer, agreements and other documents referred to in clauses (ii) through (iv) shall not require Purchaser to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement or the Ancillary Agreements).
2.03    Post-Closing Purchase Price Adjustment.
(a)    The Statement. Within sixty (60) days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Statement”), setting forth the Working Capital of the Business as of the close of business on the date immediately preceding the Closing Date (the “Closing Working Capital”).
(b)    Objections; Resolution of Disputes. The Statement shall become final and binding upon the Parties on the thirtieth (30th) day following delivery thereof, unless Purchaser gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and Purchaser’s calculation of Closing Working Capital. If a Notice of Disagreement is received by Seller in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Parties on the earlier of (i) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the thirty- (30-) day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such thirty- (30-) day period, if the disagreement has not been resolved, Seller and Purchaser shall submit to an independent accounting firm (the “Accounting Firm”) for determination of any and all matters that remain in dispute and were properly included in the Notice of Disagreement. The dispute resolution by the Accounting Firm shall be an expert determination under the relevant Laws of the State of Delaware. The Accounting Firm shall be PricewaterhouseCoopers LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Parties hereto in writing. Seller and Purchaser shall use commercially reasonable efforts to cause the Accounting Firm to render a decision in writing resolving the matters submitted to the Accounting Firm within thirty (30) days of receipt of the submission. Absent fraud, bad faith or manifest error, the determination of the Accounting Firm shall be final and binding on the Parties and judgment may be entered upon such determination in any court having jurisdiction over the Party against which such determination is to be enforced. The cost of any determination (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the Parties) pursuant to this Section 2.03 shall be borne by Purchaser and Seller in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. Other than the fees and expenses referred to in the immediately preceding sentence, the fees and disbursements of Seller’s independent auditors shall be borne by Seller and the fees and disbursements of Purchaser’s independent auditors shall be borne by Purchaser.
(c)    Adjustment Payment. If the Closing Working Capital exceeds $54,000,000 (the “WC Target”), the Purchase Price shall be increased by the amount by which the Closing Working Capital exceeds the WC Target, and if the Closing Working Capital is less than the WC Target, the Purchase Price shall be decreased by the amount by which the Closing Working Capital is less than the WC Target (the Purchase Price as so increased or decreased shall hereinafter be referred to as the “Adjusted Purchase Price”). If the Closing Date Payment is less than the Adjusted Purchase Price, Purchaser shall, and if the Closing Date Payment is more than the Adjusted Purchase Price, Seller shall, within ten (10) Business Days after the Statement becomes final and binding on the Parties, make payment by wire transfer in immediately available funds in an amount equal to the absolute value of the difference between the Adjusted Purchase Price and the Closing Date Payment to one or more accounts designated in writing at least two (2) Business Days prior to such payment by the Party entitled to receive such payment, plus interest thereon at a rate of interest per annum equal to the Prime Rate, calculated on the basis of the actual number of days elapsed divided by 365, from and including the Closing Date but excluding the date of payment.
(d)    Working Capital. The term “Working Capital” means Current Assets minus Current Liabilities. The terms “Current Assets” and “Current Liabilities” mean the current assets and current liabilities, respectively, of the Business, excluding all items with respect to Taxes, all Excluded Assets and all Retained Liabilities. Current Assets and Current Liabilities shall be determined as follows: (i) first, the methods, policies, principles, methodologies and rules set forth in Section 2.03(d) of the Seller Disclosure Letter shall be applicable, without regard to whether such methods, policies, principles, methodologies and rules are consistent with GAAP, (ii) second, to the extent not covered by Section 2.03(d) of the Seller Disclosure Letter, the methods, policies, principles, methodologies and rules as were used by Seller in the preparation of the Annual Balance Sheet shall be applicable, without regard to whether such methods, policies, principles, methodologies and rules are consistent with GAAP, and (iii) third, to the extent no relevant method, policy, principle, methodology or rule is applicable pursuant to the foregoing clauses (i) and (ii), GAAP, applied in a manner consistent with Seller’s historical methods, policies, principles, methodologies and rules, excluding any effects of the Transactions, shall be applicable. The foregoing principles are referred to in this Agreement as the “Accounting Principles.” The Closing Working Capital is to be calculated as of the close of business on the date immediately preceding the Closing Date in accordance with the Accounting Principles. The scope of the disputes to be resolved by the Accounting Firm as provided in Section 2.03(b) shall be solely limited to whether such calculation was done in accordance with the Accounting Principles, and whether there were mathematical errors in the Statement. The Accounting Firm’s determination of any amount in dispute must be within the range of values assigned to such amount by the Parties hereto. The Accounting Firm is not authorized or permitted to make any other determination or adjustment based on GAAP if the Accounting Principles can be determined pursuant to clauses (i) and (ii) of the definition thereof. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of any representation or warranty in this Agreement or as to compliance by the Parties with any of their covenants in this Agreement (other than (A) whether the Statement calculation was done in accordance with the Accounting Principles and (B) whether there were any mathematical errors in the Statement).
(e)    Post-Closing Books and Records. Following the Closing, Purchaser shall not take any actions with respect to the accounting books and records of the Business on which the Statement is to be based that would affect the Statement. During the period of time from and after the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.03, Purchaser shall afford to Seller and its Representatives reasonable access during normal business hours to all the properties, systems, books, Contracts, personnel and Records of the Business relevant to the adjustment contemplated by this Section 2.03, solely for the purpose of determining such adjustment, subject to Seller and its Representative agreeing to keep such information confidential.
2.04    Other Adjustments; Wrong pockets.
(a)    To the extent that personal property taxes, real estate taxes, assessments, utility, water, sewer and other similar charges paid by Seller before the Closing Date are allocable to periods after the Closing Date, the amount of such charges shall be paid to Seller by Purchaser promptly upon written request. To the extent that any such amounts are paid by Purchaser after the Closing Date and are allocable to periods before the Closing Date, the amount of such charges shall be paid to Purchaser by Seller promptly upon written request.
(b)    After the Closing, to the extent Purchaser is presented with a payable which is a Retained Liability, or Seller is presented with a payable which is an Assumed Liability, the receiving Party shall promptly notify the other Party and exercise commercially reasonable efforts to cooperate to allow the other Party to resolve the matter (e.g., by making payment) within twenty (20) Business Days. If, following such twenty (20) Business Day period or upon the written request of Purchaser, Seller pays any such amount which is an Assumed Liability (before, on or after the Closing Date), the amount of such payment shall be paid to Seller by Purchaser promptly upon Seller’s written request. If, following such twenty

(20) Business Day period or upon the written request of Purchaser, Purchaser pays any such amount which is a Retained Liability (before, on or after the Closing Date), the amount of such payment shall be paid to Purchaser by Seller promptly upon Purchaser’s written request. Notwithstanding the foregoing, payment by a Party of such a payable on behalf of the other Party pursuant to the foregoing sentence shall not in any way change or modify the classification of such payable as a Retained Liability, Assumed Liability or Current Liability under this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date) that, except as specifically disclosed in the manner contemplated in Section 11.04 and disclosed in the letter dated as of the date of this Agreement from Purchaser to Seller (the “Purchaser Disclosure Letter”, attached hereto and made a part hereof):
3.01    Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of Japan. Purchaser has all requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted. Purchaser is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.
3.02    Authority; Execution and Delivery; Enforceability. Purchaser has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Purchaser of each Transaction Document to which it is or is contemplated to be a party and the consummation by Purchaser of the Transactions have been duly authorized by the Board of Directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the Transaction Documents or the consummation of the Transactions. Purchaser has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Seller, this Agreement constitutes Purchaser’s legal, valid and binding obligation, enforceable against Purchaser in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Prior to the Closing, Purchaser will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other Parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies).
3.03    No Conflicts; Governmental Approvals.
(a)    The execution and delivery by Purchaser of each Transaction Document to which it is a party does not, the execution and delivery by Purchaser of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the certificate or articles of incorporation and the bylaws or comparable organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings, consents and other matters referred to in Section 3.03(b), any judgment, order or decree issued, promulgated or entered into by or with any Governmental Entity (“Judgment”) or statute, law (including common law), ordinance, rule or regulation promulgated or entered into by or with any Governmental Entity (“Law”) applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.
(b)    No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit (“Governmental Approval”) from, any Federal, state, provincial, local, domestic, foreign or multinational government, court of competent jurisdiction, regulatory or administrative agency or commission or other governmental authority or instrumentality (a “Governmental Entity”) is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of any Transaction Document to which Purchaser is a party or the consummation of the Transactions, other than (i) compliance with and filings and notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Section 721 of the DPA, and any other Review Laws, (ii) compliance with and filings and notifications under applicable Environmental Laws, and (iii) those that may be required solely by reason of Seller’s (as opposed to any third party’s) participation in the Acquisition and the other Transactions.
3.04    Litigation. There is no Action pending or, to the knowledge of Purchaser, any claim that has been asserted against or affecting Purchaser or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect, nor is there any Judgment outstanding against Purchaser or any of its subsidiaries or to which any of their respective properties or assets is subject that has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

3.05    Availability of Funds.
(a)    Purchaser has, or will have at the Closing, sufficient cash to pay the Closing Date Payment and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses of Purchaser and its subsidiaries, and there is no restriction on the use of such cash for such purposes. Purchaser has the financial resources and capabilities to fully perform all of its obligations under this Agreement and the other Transaction Documents.
(b)    In no event shall the receipt or availability of funds or financing by or to Purchaser or any of its affiliates or any other financing transaction be a condition to any of the obligations of Purchaser to consummate the Transactions.
3.06    Non-Reliance. Purchaser has not relied upon, and shall not rely upon, any statements by Seller other than those expressly set forth in this Agreement or any other Transaction Document.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date) that, except as specifically disclosed in the manner contemplated in Section 11.04 and disclosed in the letter dated as of the date of this Agreement (and as may be updated from time to time pursuant to Section 6.15) from Seller to Purchaser (the “Seller Disclosure Letter”, attached hereto and made a part hereof):
4.01    Organization, Standing and Power. Seller is duly organized and validly existing under the Laws of the State of Washington and has all requisite power and authority, and Seller possesses all governmental franchises, licenses, permits, authorizations and approvals, necessary to enable it to own, lease or otherwise hold its properties and assets which constitute Transferred Assets and to conduct the Business as currently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not be material to the Business as presently conducted. Seller is duly qualified to do business in each jurisdiction where the nature of the Business or the ownership or leasing of the Transferred Assets makes such qualification necessary, except where the failure to be so qualified would not be material to the Business as presently conducted.
4.02    Authority; Execution and Delivery; Enforceability; Title to Transferred Assets.
(a)    Seller has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Seller of each Transaction Document to which it is or is contemplated to be a party and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action on the part of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize the Transaction Documents or the consummation of the Transactions. Seller has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes Seller’s legal, valid and binding obligation, enforceable against Seller in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Prior to the Closing, Seller will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other Parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies).
(b)    Seller has good and valid title to, or a valid leasehold interest in, all of the Transferred Assets. All Transferred Assets (including leasehold interests) are free and clear of Liens except for Permitted Liens and those Liens identified in Section 4.02(b) of the Seller Disclosure Letter. This Section 4.02(b) does not relate to intellectual property matters, which are the subject of Section 4.13 (Intellectual Property).
4.03    No Conflicts; Governmental Approvals.
(a)    The execution and delivery by Seller of each Transaction Document to which it is a party does not, the execution and delivery by Seller of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any provision of (i) the articles of incorporation and the bylaws (or comparable organizational documents) of Seller, (ii) any Business Material Agreement or (iii) subject to the filings, consents and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Seller or the Transferred Assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, would not be material to the Business as presently conducted.
(b)    No Governmental Approval is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of any Transaction Document to which Seller is a party or the consummation of the Transactions, other than (i) compliance with and filings and notifications under the HSR Act, Section 721 of the DPA and any other Review Laws, (ii) compliance with and filings and notifications under applicable Environmental Laws, (iii) those that may be required solely by reason of Purchaser’s (as opposed to any third party’s) participation in the Acquisition and the other Transactions, (iv) compliance with and filings, notifications and approvals under applicable subdivision, boundary line, and legal lot standards reasonably necessary to accommodate the conveyance of the Transferred Real Property, and (v) such other Governmental Approvals that, individually or in the aggregate, would not be material to the Business as presently conducted.
4.04    Financial Statements; Undisclosed Liabilities.
(a)    Section 4.04(a) of the Seller Disclosure Letter includes audited balance sheets with respect to the Business as of each of December 31, 2015 and December 31, 2014 (such balance sheets, together with the notes thereto, the “Annual Balance Sheets”) and the related audited statements of operations and cash flows for the periods ended December 31, 2015, December 31, 2014 and December 31, 2013 (together with the notes thereto and the Annual Balance Sheets, the “Annual Business Financial Statements”). The Annual Business Financial Statements (i) were prepared in accordance with the books of account and other financial records of Seller, (ii) present fairly in all material respects the financial position of the Business and the results of its operations and changes in cash flows as of the dates thereof and for the periods covered thereby and (iii) except as set forth in Section 4.04(a) of the Seller Disclosure Letter, were prepared in accordance with GAAP, in a manner and using accounting principles consistent with Seller’s historical financial statements.
(b)    Except as set forth on Section 4.04(b) of the Seller Disclosure Letter or as reflected or reserved against on the Annual Balance Sheet as of December 31, 2015 (the “Balance Sheet”), the Business has no Liabilities of any nature other than Liabilities that (i) were incurred in the ordinary course of business since the date of the Balance Sheet, or (ii) are not required to be disclosed on a balance sheet for the Business prepared in accordance with GAAP or in the notes thereto. Notwithstanding anything to the contrary herein, this Section 4.04(b) shall not constitute any representation or warranty with respect to the matters addressed in Sections 4.06 (Taxes), 4.07 (Employee Related Matters; ERISA), 4.11 (Environmental Matters) and 4.13 (Intellectual Property).
4.05    Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement or the other Transaction Documents, from the date of the Balance Sheet to the date of this Agreement, the Business has been conducted in the ordinary course, and there has not been any Effect that, individually or in the aggregate, has had or would reasonably expected to have a Business Material Adverse Effect.
4.06    Taxes. With respect to the Transferred Assets (i) Seller has (A) filed each material Tax Return required to be filed (taking into account extensions) and all such Tax Returns were true, complete and correct in all material respects, (B) timely paid all Taxes shown as due on such Tax Returns, other than Taxes being contested in good faith and which have been properly reserved for and (C) complied in all material respects with all legal requirements relating to the withholding and payment of Taxes and (ii) no Lien for Taxes exists and no outstanding claims for Taxes have been asserted in writing.
4.07    Employee and Related Matters; ERISA
(a)    Section 4.07(a) of the Seller Disclosure Letter sets forth, each material Business Benefit Plan and material Business Benefit Agreement, other than any material Business Benefit Plan or material Business Benefit Agreement (i) mandated by applicable Law or (ii) for which Seller shall be solely liable and which shall not cause Purchaser and its subsidiaries to incur any Liabilities or obligations. Seller has delivered or made available to Purchaser true, complete and correct copies of the following with respect to each Business Benefit Plan and Business Benefit Agreement required to be listed in Section 4.07(a) of the Seller Disclosure Letter, if applicable, (A) a copy of the applicable Business Benefit Plan or Business Benefit Agreement (or in the case of any such Business Benefit Plan or Business Benefit Agreement that is unwritten, a description of the material terms thereof); (B) the most recent annual report on Form 5500 filed with respect to each such Business Benefit Plan, (C) the most recent summary plan description for each such Business Benefit Plan and (D) the most recent actuarial valuation report for each such Business Benefit Plan.
(b)    Each Assumed Benefit Plan has been administered in all material respects in accordance with its terms and is in compliance with all applicable Laws in all material respects. As of the date of this Agreement, none of the Assumed Benefit Plans is intended to qualify under Section 401 of the Code or is subject to Title IV of ERISA. Seller is not obligated to contribute to any multiemployer plan, as defined in Section 3(37) of ERISA, on behalf of any Business Employees. With respect to Seller or any Person or entity that would be treated as a single employer with Seller for purposes of Sections 414(b), (c), (m) or (o) of the Code, there does not exist, nor do any circumstances exist that would reasonably be expected to result in, incur any Controlled Group Liability that would result in any liability, at or after the Effective Time, to Purchaser or any entity that, together with Purchaser, is treated as a single employer under Sections 414(b), (c), (m), or (o) of the Code, that, individually or in the aggregate, would be material to the Business as presently conducted. For purposes of this Agreement, “Controlled Group Liability” means any and all Liabilities (i) under Title IV of ERISA, other than for payments of premiums to the Pension Benefit Guaranty Corporation, (ii) under Section 302 or 4068(a) of ERISA, (iii) under Sections 412(n) or 4971 of the Code and (iv) for violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 9801 et seq. of the Code and Sections 701 et seq. of ERISA.
(c)    With respect to each Assumed Benefit Plan that is subject to Laws other than those of the United States (each, a “Non-U.S. Assumed Benefit Plan”), each such Non-U.S. Assumed Benefit Plan (i) has been maintained in all material respects accordance with its terms and applicable legal requirements, (ii) if intended to qualify for special tax treatment, meets the material requirements for such treatment and (iii) if required to be funded and/or book reserved , is funded and/or book reserved, as appropriate, in accordance with applicable Laws in all material respects based on reasonable actuarial assumptions.
(d)    Except as set forth in Section 4.07(d) of the Seller Disclosure Letter, the execution and delivery of the Transaction Documents does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not (alone or in conjunction with any other event), (i) result in any material payment becoming due to any Business Employee under any Assumed Benefit Plan or Assumed Benefit Agreement, (ii) materially increase any benefits otherwise payable to any Business Employee under any Assumed Benefit Plan or Assumed Benefit Agreement, (iii) result in the acceleration of time of payment or vesting of any such benefits under any Assumed Benefit Plan or Assumed Benefit Agreement to

any material extent, or (iv) limit the ability of Purchaser or its subsidiaries to amend, modify or terminate any Assumed Benefit Plan or Assumed Benefit Agreement.
(e)    Except as set forth in Section 4.07(e) of the Seller Disclosure Letter, as of the date of this Agreement, all wages, commissions and bonuses fully earned and required to be paid to any Business Employees for services performed on or prior to the date of this Agreement have been paid in full.
4.08    Labor.
(a)    Section 4.08(a) of the Seller Disclosure Letter contains a list as of the date of this Agreement, of each collective bargaining, works council or other labor union contract or arrangement that covers one or more Business Employees (each, a “CBA”). Except as disclosed in Section 4.08(a) of the Seller Disclosure Letter, there are no (i) strikes, work stoppages, lockouts or arbitrations pending against or involving Seller by any Business Employees or (ii) unfair labor practice charges or grievances pending against Seller by or on behalf of any Business Employee that, individually or in the aggregate, would be material to the Business as presently conducted.
(b)    Seller has not been in material breach of the terms of the CBAs and other Contracts listed on Section 4.08(a) of the Seller Disclosure Letter and has conducted its business in compliance with all applicable Laws in all material respects pertaining to employment and employment practices to the extent they relate to employees of the Business, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. To the knowledge of Seller, all individuals characterized and treated by Seller as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws and all employees of the Business classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Except as set forth in Section 4.08(b)(2) of the Seller Disclosure Letter there are no Actions against Seller pending, or to the knowledge of Seller, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Business, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment related matter arising under applicable Laws.
(c)    With respect to the Business, Seller has complied with the WARN Act, and it has no plans to undertake any action that would trigger the WARN Act.
4.09    Litigation. As of the date of this Agreement, except as set forth on Section 4.09 of the Seller Disclosure Letter, there is (a) no Action pending or, to the knowledge of Seller, any claim that has been asserted against or affecting Seller relating to the Business, nor (b) any Judgment outstanding against Seller or to which any of its properties or assets is subject, in each case relating to the Business, that, in each case of (a) and (b) individually or in the aggregate, would be material to the Business as presently conducted. This Section 4.09 does not relate to environmental matters, which are the subject of Section 4.11, or intellectual property matters, which are the subject of Section 4.13.
4.10    Compliance with Applicable Laws. To the knowledge of Seller, Seller with respect to the Business only, is, and has been since January 1, 2011, in compliance with all applicable Laws in all material respects. With respect to the Business only, Seller has not received any written communication since January 1, 2011 from a Governmental Entity that alleges that Seller is not in compliance with any applicable Law in any material respect, which alleged noncompliance has not been resolved in all material respects. This Section 4.10 does not relate to Tax matters, which are the subject of Section 4.06, or Environmental Laws, which are the subject of Section 4.11.
4.11    Environmental Matters.
(a)    Except as listed in Section 4.11 of the Seller Disclosure Letter:
(i)    to the knowledge of Seller, Seller is and has been for the past four (4) years in compliance with all applicable Environmental Laws.
(ii)    to the knowledge of Seller, for the last five (5) years, neither Seller nor any of its affiliates has used or permitted the Transferred Real Property to be used for generating, transporting, treating, storing, manufacturing, emitting, or disposing any reportable quantities of Hazardous Materials, except as permitted by Environmental Laws;
(iii)    (x) there exists no actual or threat of a Release of a Hazardous Material upon, on, under, or migrating to or from the Owned Real Property, or as of the date of this Agreement and to the knowledge of Seller, any neighboring property, in violation of Environmental Laws or that would reasonably be expected to result in an Environmental Claim or action under such law; and (y) no governmental authority has made any investigation of or report respecting the Owned Real Property with respect to any actual or alleged violation of Environmental Laws which remains outstanding; and
(iv)    for the past four (4) years, no person, business entity, or governmental entity has asserted or threatened in writing any claim, cause of action, penalty, demand for payment or compensation against Seller relating to the presence or Release of Hazardous Materials on the Transferred Real Property which remains outstanding.
(b)    As of the date of this Agreement, there are not and there have not been previously, any actions, suits, or proceedings or settlements related to the presence or Release of Hazardous Materials on the Owned Real Property or migrating from the Owned Real Property which remain outstanding, except for the Consent Decree, dated September 1, 1998, entered in the State of Washington Department of Ecology v. Weyerhaeuser Company, Cowlitz County

Superior Court No. 98-2-91225-1, with regard to the former Plywood Mill Intake Structure; and Agreed Order No. DE 1037, dated April 9, 2004, entered into between the State of Washington Department of Ecology and Weyerhaeuser Company, with regard to the Chlor-Alkali Plant.
(c)    There are no environmental-related cost or damages pending or threatened against Seller with respect to any alleged Release of Hazardous Materials at, on, in, above, under, or about the Transferred Real Property, or to the knowledge of Seller, any neighboring property;
(d)    To the knowledge of Seller, the Improvements in the Owned Real Property do not contain asbestos or lead-based paint in any form.
(e)    Seller has disclosed to Purchaser copies of all material documents in Seller’s possession, custody, or control relating to environmental matters with respect to the Transferred Real Property and Seller’s or Lessee’s operation thereof for the last four (4) years.
(f)    Seller has obtained and maintains all permits that are required under applicable Environmental Law for the occupation, use, and operation of the Owned Real Property, and all such permits are in effect and no appeal or other action known to Seller is pending to revoke any such permit.
(g)    There are no aboveground or underground storage tanks, under, or at the Owned Real Property which contained material which, if known to have leaked into the water, soils, or groundwater, would require cleanup, removal, or some other remedial action under applicable Environmental Laws.
(h)    None of the Business or the Transferred Assets or any real property currently or formerly owned, leased or operated by Seller in connection with the Business is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.
(i)    Section 4.11(i) of the Seller Disclosure Letter contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller and any predecessors in connection with the Business or the Transferred Assets as to which Seller may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and Seller has not received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller.
(j)    Seller owns and controls all Environmental Attributes and has not entered into any contract or pledge to transfer, lease, license, guarantee, sell, mortgage, pledge or otherwise dispose of or encumber any Environmental Attributes as of the date of this Agreement. Seller is not aware of any condition, event or circumstance that might prevent, impede or materially increase the costs associated with the transfer (if required) to Purchaser of any Environmental Attributes after the Closing Date.

4.12    Real Property.
(a)    Section 4.12(a) of the Seller Disclosure Letter sets forth a map depicting the Owned Real Property. Seller has delivered to Purchaser a title commitment (the “Title Commitment”) issued by Old Republic National Title Insurance Company (the “Title Company”), and all related underlying documents from the Title Company, with respect to the Owned Real Property and other adjacent real property. With respect to each parcel of Owned Real Property:
(i)    Seller has good and marketable fee simple title, free and clear of all Encumbrances, except (A) Permitted Liens and (B) those Liens set forth on Section 4.12(a)(i)the Seller Disclosure Letter;
(ii)    except as set forth on Section 4.12(a)(ii) of the Seller Disclosure Letter Seller has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and
(iii)    there are no unrecorded outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.
(b)    Section 4.12(b) of the Seller Disclosure Letter sets forth each parcel of real property leased by Seller (as, without limitation, Lessee, Licensee, or Sublessee) and used in or necessary for the conduct of the Business as currently conducted (together with all rights, title and interest of Seller in and to leasehold improvements relating thereto, including, but not limited to, security deposits, reserves or prepaid rents paid in connection therewith, collectively, the “Leased Real Property”), and a true and complete list of all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions renewals, guaranties and other agreements with respect thereto, pursuant to which Seller holds any Leased Real Property (collectively, the “Leases”). Seller has delivered to Purchaser a true and complete copy of each Lease. With respect to each Lease:
(i)such Lease is valid, binding, enforceable and in full force and effect, and Seller enjoys peaceful and undisturbed possession of the Leased Real Property;
(ii)Seller is not in material breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a material breach or default, and Seller has paid all rent due and payable under such Lease;
(iii)Seller has not received nor given any notice of any default or event that with notice or lapse of time, or both, would constitute a material default by Seller under any of the Leases and, to the Knowledge of Seller and as of the date of this Agreement, no other party is in material default thereof, and no party to any Lease has exercised any termination rights with respect thereto;

(iv)Seller has not subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof; and
(v)Seller has not pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in any Leased Real Property.
(c)    As of the date of this Agreement, Seller has not received any written notice of (i) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Real Property, (ii) existing, pending or threatened condemnation proceedings affecting the Real Property, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the Real Property as currently operated. Neither the whole nor any material portion of any Real Property has been damaged or destroyed by fire or other casualty.
4.13    Intellectual Property.
(a)    After giving effect to the Transactions and the Intellectual Property License Agreement, Purchaser will (i) own the Transferred Intellectual Property; and (ii) have a valid license to the Transferred Licensed Intellectual Property. Seller is the sole owner of the Transferred Intellectual Property free and clear of all security interests and other than as set forth in Section 4.13(b) of the Seller Disclosure Letter Seller has not granted an exclusive license to any Transferred Intellectual Property. Notwithstanding any other representations, Seller makes no representation with respect to whether patent, copyright, trademark or domain name applications listed in the Scheduled Intellectual Property will be issued by the applicable Governmental Entity or if issued, whether practicing any of the claims in any such patents, copyrights, trademarks or domain names infringes or will infringe any Intellectual Property Rights of any third party.
(b)    As of the date of this Agreement, no material claims are pending or have been asserted in writing against Seller by any Person (i) claiming infringement or misappropriation of such Person’s Intellectual Property Rights in the conduct of the Business as currently conducted, or (ii) challenging the validity, ownership, patentability, enforceability, registrability or use of the Transferred Intellectual Property. Other than as set forth in Section 4.13(b) of the Seller Disclosure Letter, as of the date of this Agreement and to the knowledge of Seller, no Person is infringing or misappropriating the Transferred Intellectual Property.
4.14    Business Material Agreements.
(a)    Section 4.14(a) of the Seller Disclosure Letter sets forth all the Business Material Agreements as of the date of this Agreement, except for the Contracts set forth in Section 1.02(b)(xv) of the Seller Disclosure Letter and the Shared Contracts set forth in Section 11.03(3) of the Seller Disclosure Letter. For purposes of this Agreement, the term “Business Material Agreements” means any of the following Contracts to which Seller, with respect to the Business only, is a party or by which the Business is bound:

(i)    any written employment Contract with any Business Employee that has an aggregate future liability in excess of $200,000 or any collective bargaining agreement or other Contract with any labor union;
(ii)    any covenant not to compete or restricting the development, marketing or distribution of the products of the Business that materially limits the conduct of the Business as currently conducted;
iii)    any continuing Contract for the future purchase or sale of materials, supplies, equipment, raw materials, packaging or commodities (other than short-term purchase Contracts and orders for Inventory in the ordinary course of business) which has an aggregate future liability to any Person (other than Seller) in excess of $500,000 and is not terminable by notice of not more than ninety (90) days for a cost of less than $100,000;
(iv)    any management, service, consulting or other similar Contract (other than Contracts for services in the ordinary course of business, including transportation and warehousing Contracts) which has an aggregate future liability to any Person (other than Seller) in excess of $500,000 and is not terminable by notice of not more than ninety (90) days for a cost of less than $100,000;
(v)    any Contract under which Seller has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness (other than accounts payable with respect to purchase Contracts and orders in the ordinary course of business) to, any Person (other than Seller) or any other note, bond, debenture or other evidence of indebtedness (other than accounts payable with respect to purchase Contracts and orders in the ordinary course of business) of Seller (other than in favor of Seller) in any such case which, individually, is in excess of $500,000;
(vi)    any Contract (including any “take-or-pay” or “keep well” agreement) under which (A) any Person (other than Seller) has directly or indirectly guaranteed indebtedness, Liabilities or obligations of Seller or (B) Seller has directly or indirectly guaranteed indebtedness, Liabilities or obligations of any Person, other than Seller (in each case other than endorsements for the purpose of collection in the ordinary course of business), in any such case which, individually, is in excess of $500,000;
(vii)    any material Contract granting a Lien upon any Transferred Real Property or Leased Real Property, which Lien is not a Permitted Lien;
(viii)    any lease, sublease or similar Contract with any Person (other than Seller) under which Seller is a lessor or sublessor of, or makes available for use to any Person (other than Seller), (A) any Transferred Real Property, (B) any Leased Real Property or (C) any portion of any premises otherwise occupied by Seller that, in either case, specifies annual payments in excess of $500,000;
(ix)    any lease or similar Contract with any Person (other than Seller) under which Seller is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, which lease or similar Contract has an aggregate future liability in excess of $500,000 and is not terminable by notice of not more than ninety (90) days for a cost of less than $100,000;
(x)    any Contract with any Person (other than Seller) that relates to the formation, creation, governance or control of any partnership, joint venture or similar arrangement that is material to the Business;
(xi)    any Contract with any Person (other than Seller) providing for indemnification of any Person, other than the constitutive documents of Seller, and marketing agreements, property leases, Intellectual Property Rights, License Agreements and other commercial agreements entered into in the ordinary course of business;
(xii)    any Contract that requires Seller to use any supplier or third party for all or substantially all of Seller’s requirements or needs or requires Seller to provide to other Parties “most favored nation” pricing; or
(xii)    any other Contract that has an aggregate future liability to any Person (other than Seller) in excess of $500,000 and is not terminable by notice of not more than ninety (90) days for a cost of less than $100,000, other than purchase orders or sales orders entered into in the ordinary course of business after the date hereof and not in violation of this Agreement.
(b)    As of the date of this Agreement, each of the Business Material Agreements set forth in Section 4.14(a) of the Seller Disclosure Letter and Shared Contracts set forth in Section 11.03(3) of the Seller Disclosure Letter is in full force and effect (except to the extent any of them expires in accordance with its terms), and Seller has not violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Business Material Agreement or Shared Contract, except for violations or defaults that, individually or in the aggregate, are and would not reasonably be expected to be material to the Business as presently conducted. True and complete copies of each written Business Material Agreement (and a summary of each oral Business Material Agreement) listed in Section 4.14(a) of the Seller Disclosure Letter and each Shared Contract set forth in Section 11.03(3) of the Seller Disclosure Letter (including all written modifications and amendments thereto and waivers thereunder) have been made available to Purchaser.
4.15    Condition and Sufficiency of Assets. Except as set forth in Section 4.15(1) of the Seller Disclosure Letter, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property included within the Transferred Assets, taken as a whole, are in all material respects, in good operating condition, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Except as set forth in Section 4.15(2) of the Seller Disclosure Letter, the Transferred Assets together with Purchaser’s rights under this Agreement and the Ancillary Agreements are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

4.16    Material Business Relationships.
(a)    Section 4.16(a) of the Seller Disclosure Letter sets forth with respect to the Business (i) each customer who has paid aggregate consideration to Seller for goods or services rendered in an amount greater than or equal to $500,000 for each of the two (2) most recent calendar years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. As of the date of this Agreement, Seller has not received any written notice that any Material Customer has ceased, or intends to cease or to materially reduce, its purchases of goods and services from the Business, or intends to otherwise terminate its relationship with the Business.
(b)    Section 4.16(b) of the Seller Disclosure Letter sets forth with respect to the Business (i) each supplier to whom Seller has paid consideration for goods and /or services rendered in an amount greater than or equal to $500,000 for each of the two most recent calendar years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. As of the date of this Agreement, Seller has not received any written notice that any of the Material Suppliers has ceased, or intends to cease or to materially reduce, its supply of goods and services to the Business, or intends to otherwise terminate its relationship with the Business.
4.17    Inventory. The Inventory reflected on the Balance Sheet, in the aggregate, consists of a quality and quantity that is usable and salable in the ordinary course of business consistent with past practice, except (a) for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established or (b) as would not be material to the Business as currently operated. All Inventory is owned by Seller free and clear of all Liens other than Permitted Liens, and no Inventory is held on a consignment basis.
4.18    Disclosure. As of the date hereof, the representations and warranties made by Company in this Article IV, as qualified or supplemented by the Seller Disclosure Letter, when read together in their entirety, do not contain any untrue statement of a material fact.
4.19    Disclaimer of Additional Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, SELLER MAKES NO OTHER REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE TRANSFERRED ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE CONDITION OR PROSPECTS (FINANCIAL OR OTHERWISE) OF THE TRANSFERRED ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS, INCLUDING ANY PROJECTIONS, FORECASTS, BUDGETS, ESTIMATES OR OTHER FORWARD-LOOKING INFORMATION.

ARTICLE V
COVENANTS RELATING TOCONDUCT OF BUSINESS
5.01    Conduct of Business. Except for matters set forth in Section 5.01 of the Seller Disclosure Letter, otherwise expressly permitted by this Agreement or the other Transaction Documents, required by applicable Law or consented to in writing by Purchaser, from the date hereof to the Closing Date, Seller shall conduct the Business in the ordinary course of business in a manner consistent with past practice and, to the extent consistent therewith, use its commercially reasonable efforts to preserve the material business relationships of the Business with licensors, customers, suppliers, distributors and others with whom the Business deal in the ordinary course of business. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Seller Disclosure Letter, otherwise expressly permitted by this Agreement or the other Transaction Documents, required by applicable Law or a CBA or consented to in writing by Purchaser, from the date hereof to the Closing Date, Seller shall not do any of the following to the extent the following apply exclusively to the Business:
(a)    acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person, if any of the foregoing is material, individually or in the aggregate to the Business, taken as a whole (solely to the extent a substantial portion of the assets acquired constitutes Transferred Assets);
(b)    (i) adopt, enter into, terminate, amend, extend or renew any Business Benefit Plan or Business Benefit Agreement other than in the ordinary course of business consistent with past practice, or (ii) increase the compensation or benefits of, or pay any bonus to, any Business Employee, other than increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice, except in each case, (A) as required pursuant to the terms of any Business Benefit Plan or Business Benefit Agreement in effect as of the date of this Agreement or (B) as would not result in Purchaser or its subsidiaries incurring any material Liabilities;
(c)    make any material change in the Business’s financial accounting, principles and practices in effect on the date of the Balance Sheet, except insofar as may have been required by a change in GAAP (solely to the extent such change would be binding on Purchaser);
(d)    sell, transfer, lease (as lessor), license or otherwise dispose of or make subject to any Lien (other than Permitted Liens) any Transferred Asset with a value or purchase price, that individually or in the aggregate exceeds $1,000,000, except dispositions of Inventory and excess, obsolete or worn-out assets in the ordinary course of business consistent with past practice or that are no longer used or useful in the operation of the Business;
(e)    (i) enter into any lease with a term in excess of eighteen (18) months (whether such lease is an operating or capital lease) other than operating leases and renewals of existing leases in the ordinary course of business consistent with past practice or (ii) authorize or make any capital expenditure other than (A) in the ordinary course of business consistent with past practice, (B) as provided in the capital expenditures budget set forth in Section 5.01(e) of the Seller Disclosure Letter (the “CapEx Budget”), (C) capital expenditures not specifically provided in the CapEx Budget but that, in the aggregate, do not exceed ten percent (10%) of the total CapEx Budget; (D) for which Seller and its affiliates shall be solely obligated and which shall not be included in the Assumed Liabilities, or (E) as a reasonable response to any emergency or to otherwise maintain the safety and integrity of any asset or property;
(f)    waive or amend any confidentiality agreement between Seller and any Person (other than Seller), other than in the ordinary course of business consistent with past practice;
(g)    enter into any agreement or arrangement that would, after the Closing Date, limit or restrict in any material respect Purchaser from operating the Business substantially as operated as of the date of this Agreement;
(h)    except in the ordinary course of business consistent with past practice, modify, amend, enter into or terminate any Business Material Agreement, or waive, release or assign any material rights or claims of Seller primarily relating to the Business;
(i)    settle any Action if such settlement would require any payment of an amount in excess of $500,000 individually or $1,000,000 in the aggregate by Purchaser, or would obligate Purchaser to take any material action, or restrict Purchaser in any material respect from taking any action, in each case at or after the Closing Date; or
(j)    authorize any of, or commit or agree to take any of, the foregoing actions.
5.02    No Control of Seller’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the operations of the Seller Business or, prior to the Closing, the Business. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations.
5.03    Access to Certain Environmental Records. Between the date of this Agreement and the Closing, Seller shall only to the extent permitted by Law, afford to Purchaser and its Representatives, reasonable access (including the opportunity to duplicate and retain such information, subject to the provisions of (i) through (iii) below) during normal business hours to all records in Seller’s possession related to the use of the Transferred Real Property by Seller or any of its affiliates or their permitted use of the Transferred Real Property for generating, transporting, treating, storing, manufacturing, emitting, or disposing of any reportable quantities of Hazardous Materials (except as permitted by Environmental Laws); provided, however, that Seller may withhold: (i) any document (or portions thereof) or information that is subject to the terms of a confidentiality agreement with a third party, (ii) any document (or portions thereof) or information which may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such Seller’s counsel, could constitute a waiver of any such privilege and (iii) any document

(or portions thereof) or information relating to pricing or other matters that are highly sensitive if the exchange of such document (or portions thereof) or information, as determined by Seller’s counsel, might reasonably result in antitrust difficulties for Seller or any of its affiliates. If any material is withheld by such Seller pursuant to the proviso to the preceding sentence, Seller shall inform Purchaser as to the general nature of what is being withheld.
5.04    Notice of Certain Changes . Between the date of this Agreement and the Closing, Seller will provide prompt notice to Purchase of Seller’s receipt of (a) any written notice from a Material Supplier or Material Customer that such Material Supplier or Material Customer has ceased, or intends to cease or to materially reduce, its supply or purchase of goods and services to or from the Business, or intends to otherwise terminate its relationship with the Business, or (b) any written notice from the counterparty to a Business Material Agreement of the termination of, or such counterparty’s intent to terminate, such Business Material Agreement.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.01    No Use of Certain Retained Names. Purchaser shall, and shall cause its affiliates to, promptly, and in any event within ninety (90) days after the Closing Date (except as expressly provided below with regard to Inventory), (a) make all necessary filings and take all other necessary actions to discontinue any references to the Retained Names, (b) revise print advertising, product labeling and all other information or other materials, including any Internet or other electronic communications vehicles, to delete all references to the Retained Names and (c) change signage and stationery and otherwise discontinue use of the Retained Names. In no event shall Purchaser or any of its affiliates use any Retained Names after the Closing in any manner or for any purpose different from the use of such Retained Names by Seller during the 90-day period preceding the Closing Date. With respect to the Inventory, Purchaser may continue to sell such Inventory, notwithstanding that it or its labeling or packaging bears one or more of the Retained Names, for a reasonable time after the Closing (not to exceed one hundred twenty (120) days).
6.02    Access to Information; Confidentiality.
(a)    Upon reasonable written notice, Seller and, following the Closing Date, Purchaser shall, and shall cause their respective subsidiaries to, with respect to the Business only and only to the extent permitted by Law, afford to the other Party and to the Representatives of such other Party, reasonable access (including the opportunity to duplicate and retain such information, subject to the provisions of (i) through (iii) below) during normal business hours for so long as such information is retained by a party or any of its subsidiaries (which shall be for a period of at least four (4) years following the date of this Agreement) to all reasonably requested properties, plants, books, systems, Contracts, commitments, personnel and records (including financial records) with respect to the Business but excluding Records that are included in Section 1.02(b)(viii) and, during such period, Seller and, following the Closing Date, Purchaser shall, and shall cause their respective subsidiaries to, furnish promptly to the requesting party, to the extent permitted by Law, all other information concerning the Business on or prior to the Closing Date as such requesting party may reasonably request; provided, however, that a Party may withhold: (i) any document (or portions thereof) or information that is subject to the terms of a confidentiality agreement with a third party, (ii) any document (or portions thereof) or information which may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such Party’s counsel, could constitute a waiver of any such privilege and (iii) any document (or portions thereof) or information relating to pricing or other matters that are highly sensitive if the exchange of such document (or portions thereof) or information, as determined by such Party’s counsel, might reasonably result in antitrust difficulties for such Party or any of its affiliates. If any material is withheld by such Party pursuant to the proviso to the preceding sentence, such Party shall inform the other Party as to the general nature of what is being withheld; provided, however, that in respect of any request after the Closing Date, the Party requesting such access agrees to reimburse the other Party promptly for all reasonable and necessary out-of-pocket costs and expenses incurred in connection with any such request.
(b)    After the Closing Date, except in the case of an Action by one Party against another Party, each Party hereto shall use commercially reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees and other Representatives of the Business as witnesses, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees and other Representatives) may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.
(c)    Seller shall keep confidential, and shall cause its affiliates and instruct its and their officers, directors, employees and advisors to keep confidential, all information relating to the Business except as required by applicable Law or administrative process and except for information which is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 6.02(a). The covenant set forth in this Section 6.02(a) shall terminate four years after the Closing Date.
(d)    Prior to the Closing, Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to remove, erase, delete or otherwise destroy any Seller information (whether in print, electronic or other forms) in the possession of any Transferred Employee that does not constitute a Transferred Asset. After the Closing, upon its discovery (i.e., with no duty of investigation), Purchaser shall, and shall cause its affiliates to, use commercially reasonable efforts to promptly remove, erase, delete or otherwise destroy any Seller information (whether in print, electronic or other forms) in the possession of any Transferred Employee that does not constitute a Transferred Asset.
(e)    All information provided to Purchaser pursuant to this Section 6.02 shall be held by Purchaser and Seller as Confidential Information (as defined in the Confidentiality Agreement, dated as of December 3, 2015, between Seller and Purchaser (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement; provided, however, that from and after the Closing, Purchaser shall have no further obligations to Seller under the

Confidentiality Agreement with respect to the Records that are included as Transferred Assets under Section 1.02(a)(xii).
6.03    Efforts.
(a)    Each of Purchaser and Seller shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the Closing to occur, in the most expeditious manner practicable, including (i) cooperating with the other Party to obtain all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental Entities and third parties and making all necessary or advisable registrations and filings (including filings with Governmental Entities, if any) and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action or proceeding by, any Governmental Entity or third party, (ii) cooperating with the other Party to obtain all necessary or advisable consents, approvals or waivers from third parties, (iii) defending against any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Document or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Documents. Neither Party shall, nor shall it permit any of its affiliates to, take any actions that would, or that would reasonably be expected to, result in any of the conditions set forth in Article VII not being satisfied.
(b)    Each of Purchaser and Seller shall use its commercially reasonable efforts to have any restraint or prohibition of the type described in Section 7.01(b) terminated as promptly as practicable.
6.04    Antitrust Notification and Other Regulatory Filings.
(a)    Each of Purchaser and Seller shall (i) file or cause to be filed no later than twenty (20) Business Days following the execution and delivery of this Agreement (except with respect to any filings under Section 721 of the DPA which shall be filed only as promptly as practicable), with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) information required by the HSR Act, and, (ii) with respect to other Review Laws, to file or cause to be filed with any other Governmental Entities as promptly as practicable following the execution and delivery of this Agreement all notification and report forms that may be required for the Transactions and, (iii) provide any supplemental information requested in connection therewith pursuant to the HSR Act or any other Review Law and (iv) include in each such filing, notification and report form referred to in the immediately preceding clauses (i and ii) a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under the applicable Review Laws. Any such filing, notification and report form and supplemental information shall be in substantial compliance with the applicable requirements of the HSR Act and other Review Laws. Each of Purchaser and Seller shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and other Review Laws. Each of Purchaser and Seller shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Entity and shall comply with any such inquiry or request as promptly as practicable. Each of Purchaser and Seller shall use its commercially reasonable efforts to obtain clearance required under the HSR Act and other Review Laws for the consummation of the Transactions as promptly as practicable.
(b)    Each of Purchaser and Seller shall use its commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Review Law as soon as practicable. Seller and Purchaser agree not to extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Entity to delay or not consummate the Transactions to be consummated on the Closing Date, except with the prior written consent of the other Party. Seller and Purchaser agree not to have any substantive contact with any Governmental Entity in respect of any filing or proceeding contemplated by this Section 6.04 unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to participate. If any Antitrust Proceeding is instituted (or threatened to be instituted) challenging any of the Transactions under any Review Law, Seller and Purchaser shall use their commercially reasonable efforts to resolve (and to avoid the institution of) any such Antitrust Proceeding. If, notwithstanding such commercially reasonable efforts, any such Antitrust Proceeding is instituted, Seller and Purchaser shall further use their commercially reasonable efforts to contest such Antitrust Proceeding until each such Antitrust Proceeding is resolved pursuant to a settlement or a final nonappealable court order.
(c)    The Parties shall jointly inform CFIUS of the transaction contemplated by this Agreement and the Parties shall make all filings and submissions required to be made or effected by CFIUS pursuant to Section 721 of the DPA.
(d)    Each Party shall provide any information requested by CFIUS or any other agency or branch of the United States government in connection with their review of the transactions contemplated by this Agreement.
6.05    Noncompetition and Nonsolicitation.
(a)    For a period of three (3) years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit any of its affiliates to, directly or indirectly, (i) engage in the Restricted Business; or (ii) have an ownership interest in any Person that engages in the Restricted Business. Notwithstanding the foregoing, nothing herein shall prohibit Seller or any of its affiliates, during such period from:
(i)    owning, operating, conducting or engaging in any manner in any businesses or activities conducted or engaged in by Seller or any other member of the Seller Group as of the date of this Agreement or the Closing Date (including, for avoidance of doubt, the Seller Business) other than the manufacturing and marketing of liquid packaging board; provided, however, that notwithstanding anything else contained herein, neither Seller nor any other member of the Seller Group shall engage in the manufacturing and marketing of liquid packaging board during the Restricted Period;
(ii)    becoming a passive owner of not more than five percent (5%) of the outstanding shares of any class of securities of a Person that, directly or indirectly, engages in Restricted Business; provided, however, that Seller may not exert influence on the management bodies of such companies other than the rights that attach to the purchased securities;
(iii)    performing any services for Purchaser or any of its affiliates;
(iv)    acquiring and, after such acquisition, owning an interest in another Person (or its successor) that is engaged in Restricted Business if such Restricted Business generated, during either of the last two (2) completed fiscal years of such Person, less than thirty three percent (33%) of such Person’s consolidated net income; or
(v)    selling products to, servicing, soliciting, or receiving products or services from, or otherwise engaging in, any commercial activities with a Person engaged in Restricted Business, or any customer, supplier, licensor or licensee of a Person engaged in Restricted Business, so long as neither Seller nor any of its affiliates engage, directly or indirectly, in equity ownership, revenue sharing, joint venture or shared operation of Restricted Business.
(b)    During the Restricted Period, neither Purchaser nor Seller shall, and shall not permit any of their respective affiliates to, directly or indirectly, hire or solicit any person who is employed by Purchaser or Seller or their respective affiliates in Longview, WA during the Restricted Period, or encourage any such employee to leave such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, however, that nothing in this Section 6.05(b) shall prevent Purchaser, Seller or any of their respective affiliates from (i) soliciting or hiring any employee whose employment has been terminated by Purchaser, Seller or their respective affiliates, as applicable, (ii) soliciting or hiring any employee who first contacts Purchaser, Seller or their respective affiliates, as applicable, in response to a general solicitation, or (iii) soliciting or hiring any employee who has resigned or whose employment has been terminated by such employee after ninety days (90) from the date of such resignation or termination of employment unless otherwise reasonably agreed to by the Parties on a case-by-case basis.
(c)    During the Restricted Period, neither Purchaser nor Seller shall, and shall not permit any of their respective affiliates to, make or publish, verbally or in writing, any statement intending to injure or interfere with the relationship of the other Party or its respective affiliates with any material customer or supplier. For avoidance of doubt, the foregoing restrictions shall not apply to any confidential communications with any Governmental Entity (including but not limited to communications made in the course of any governmental investigation) or any communications or disclosures required pursuant to applicable Law.

(d)    Each of Seller and Purchaser acknowledges that a breach or threatened breach of this Section 6.05 may give rise to irreparable harm to the other Party, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller or Purchaser of any such obligations, the other Party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond). Each of Seller and Purchaser acknowledges that the restrictions contained in this Section 6.05 are reasonable and necessary to protect the legitimate interests of each of Purchaser and Seller and constitute a material inducement to each of Purchaser and Seller to enter into this Agreement and consummate the transactions contemplated by this Agreement.
6.06    Employee Matters.
(a)    Employee List. Section 6.06(a) of the Seller Disclosure Letter sets forth a list of the Business Employees as of the date of this Agreement (the “Employee List”), identified by employee ID number, including each Business Employee’s title, base salary, wage rate or annualized fixed or guaranteed remuneration, start date, employment status (i.e., part-time or full-time, exempt or nonexempt), an indication of whether or not such Business Employee is in a supervisory role (i.e., the direct supervisor of one or more Business Employees) and an indication of whether or not such Business Employee’s employment is governed by a CBA, in each case, subject to Seller’s obligations under applicable data privacy Laws or any other obligations to maintain the confidentiality of such information under applicable Law. Seller shall deliver to Purchaser an update to the Employee List at a reasonable time prior to the Closing Date.
(b)    Continuation of Employment.
(i)    No later than the earliest to occur of (A) twenty (20) days prior to the Closing Date, (B) the date required by applicable Law, any Business Benefit Agreement or any applicable CBA, or (C) the date required to avoid any Severance Obligations Purchaser shall make offers of employment, effective as of 11:59 p.m. on the Closing Date (the “Transfer Time”), to each Business Employee. Offers pursuant to this Section 6.06(b) shall (X) be in a form reasonably acceptable to Seller, (Y) comply with applicable Law, any applicable CBA and this Section 6.06 and shall be sufficient to avoid all Severance Obligations. Except as prohibited by the just cause provision in any applicable CBA, Purchaser may offer each Business Employee employment on an at-will basis.
(ii)    Without limiting the generality of the foregoing, subject to the terms of any applicable CBA and applicable Law, any Business Employee who accepts such offer of employment who is not actively at work on the Closing Date by reason of disability leave or other extended leave protected by applicable Law shall become an employee of Purchaser or its subsidiaries only if such Business Employee returns from such leave within the twelve-month period immediately following the Closing Date (or any such longer period during which Seller or its subsidiaries, or Purchaser or its subsidiaries, are required by applicable Law or applicable CBA to employ such Business Employee upon his or her return from such leave), in which case such Business Employee shall commence employment with Purchaser as of the date such Business Employee returns from such leave, rather than the Closing Date (all references in this Agreement to the Transfer Time with respect to any such Business Employee shall be construed as references to the time, if any, such Business Employee commences active employment with Purchaser or its subsidiaries).
(iii)    Effective as of the Transfer Time, each Transferred Employee shall cease to actively participate in any Business Benefit Plan.
(iv)    Nothing herein shall be construed as a representation or guarantee by Seller or any other member of the Seller Group that any particular Business Employee or Business Employees will accept the offer of employment from Purchaser or will continue in employment with Purchaser following the Transfer Time.
(c)    Prior Service Credit. From and after the applicable Transfer Time, Purchaser shall, and shall cause its subsidiaries to, give to each Transferred Employee full credit for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies, vacation accrual and other paid time off, severance or separation entitlements (whether under a CBA, statute or common law), long-service pay, vesting and benefit accrual) under any employee benefit plan or arrangement provided, maintained or contributed to by Purchaser or any of its subsidiaries for such Transferred Employee’s service with Seller and its subsidiaries and affiliates, and with any predecessor employer, to the same extent recognized by Seller and its subsidiaries and affiliates immediately prior to the applicable Transfer Time, except to the extent such credit would result in the duplication of benefits for the same period of service. Notwithstanding the foregoing, to the extent permitted under applicable CBA or applicable Law, Purchaser and its subsidiaries shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan or arrangement of Purchaser or its subsidiaries or affiliates that is a defined benefit pension plan.
(d)    Non-adjustment of Compensation and Benefits. Without limiting the generality of Section 6.06(b)(i), from the Closing Date and through the period ending twelve (12) months thereafter, Purchaser shall, and shall cause its subsidiaries to, provide each Transferred Employee whose employment is not subject to the terms of an applicable CBA with (i) base salary and incentive compensation opportunities that are no less favorable than those provided to such Transferred Employee as of immediately prior to the Closing and (ii) other employee benefits that are no less favorable in the aggregate than the employee benefits provided to such Transferred Employee as of immediately prior to the Closing. For the avoidance of doubt, nothing in this Section 6.06(d) is intended to restrict Purchaser’s ability to terminate or discipline Transferred Employees whose employment is not subject to the terms of an applicable CBA.
(e)    Assumption of Liabilities. Except as otherwise expressly provided in this Agreement, from and after the Closing Date, Purchaser and its subsidiaries shall assume (and Seller and its subsidiaries shall not retain) liability for all employment and employee Liabilities relating to all Transferred Employees, and none of the Former Employees (except as set forth in Section 6.06(l)(iii)), arising out of or relating to the operation of the Business prior to the Closing Date.
(f)    Cash Incentive Bonus Plans; Retention Arrangements. Without limiting the generality of Section 6.06(b)(i) and Section 6.06(d), effective as of the Closing Date, Purchaser shall, or shall cause its subsidiaries to, assume all liability for and make any and all payments required with respect to compensation payable in respect of any Transferred Employee (whether relating to periods prior to or following the Closing Date) under (i) each cash-based bonus or incentive compensation plan or arrangements of Seller and its subsidiaries set forth in a Business Benefit Plan or Business Benefit Agreement, in each case, in an amount no less than the amount such Transferred Employee would have been eligible to receive for the applicable performance period had such Transferred Employee remained an employee of Seller and its subsidiaries through the requisite date, assuming achievement of applicable goals and conditions at target performance levels, and (ii) each retention letter agreement set forth in Section 6.06(f) of the Seller Disclosure Letter and each retention arrangement entered into following the date hereof in accordance with Section 5.01 of the Seller Disclosure Letter. From and after the Closing Date, Purchaser shall, and shall cause its subsidiaries to maintain the retention letter agreements described in this Section 6.06(f) pursuant to their terms as in effect as of the Closing Date.
(g)    Certain Welfare Benefits Matters.
(i)    Effective immediately following the Closing, Purchaser shall, and shall cause its subsidiaries to, have in effect for the benefit of the Transferred Employees employee benefit plans, programs and arrangements providing medical, dental, vision, health, non-occupational short-term disability and long-term disability benefits and any other employee benefit plans, programs and arrangements required by applicable Law (collectively, the “Purchaser Welfare Plans”). Purchaser shall, and shall cause its subsidiaries to, (A) waive all limitations as to waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees and their dependents and beneficiaries under the Purchaser Welfare Plans, to the extent waived under the applicable corresponding Business Benefit Plan immediately prior to the applicable Transfer Time, and (B) provide each Transferred Employee and his or her eligible dependents and beneficiaries with credit under the Purchaser Welfare Plans for any co-payments and deductibles paid under the applicable corresponding Business Benefit Plans prior to the applicable Transfer Time in the calendar year in which the applicable Transfer Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements (and any annual and lifetime maximums) under any Purchaser Welfare Plan in which such Transferred Employee participates.
(ii)    From and after the Closing Date, Purchaser shall assume all Liabilities of Seller and its subsidiaries to the Transferred Employees (and their eligible dependents and beneficiaries) in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar Laws, which Liabilities shall be Assumed Liabilities. Subject to the foregoing, Seller shall be responsible for any COBRA related liabilities for its other employees entitled to continuation of benefits under COBRA as of the Closing.
(iii)    From and after the applicable Transfer Time, Seller and its subsidiaries shall retain all Liabilities in accordance with the Business Benefit Plans for payment of all medical, dental, vision, health, non-occupational short-term disability benefit and long-term disability benefit claims (collectively, “Welfare Benefit Claims”) incurred under such plans prior to the applicable Transfer Time with respect to any Transferred Employee (or any dependent or beneficiary thereof), which Liabilities shall be Retained Liabilities, and Purchaser and its subsidiaries shall not assume any Liability with respect to such Welfare Benefit Claims, except that such Liabilities shall be Assumed Liabilities to the extent required by applicable Law or to the extent such Welfare Benefit Claims (A) are incurred under any Assumed Benefit Plan or (B) are insured under an insurance policy in respect of which (1) as of the Closing, Purchaser or its subsidiaries becomes the beneficiary or (2) a Transferred Employee (or any dependent or beneficiary thereof) is the beneficiary and such insurance policy transfers with such Transferred Employee pursuant to applicable Law to Purchaser and its subsidiaries as of the Closing. Purchaser and its subsidiaries shall be liable for payment of all Welfare Benefit Claims incurred on or after the applicable Transfer Time with respect to any Transferred Employee (or any dependent or beneficiary thereof), which Liabilities shall be Assumed Liabilities and, from and after the applicable Transfer Time, Purchaser shall, and shall cause its subsidiaries to, cause all such Welfare Benefit Claims to be assumed by and administered under the Purchaser Welfare Plans. For purposes of the foregoing, a claim shall be deemed to be incurred as follows: (A) life, accidental death and dismemberment, and business travel accident insurance benefits and long-term disability benefits, upon the death, disability or accident giving rise to such benefits, (B) health, dental and prescription drug benefits (including in respect of any hospital confinement), upon provision of such services, materials or supplies, and (C) non-occupational short-term disability benefits, upon the initiation of any claim for such benefit payment.
(iv)    From and after the Closing Date, Purchaser and its subsidiaries shall assume (and Seller and its subsidiaries shall not retain) Liability for all claims for workers’ compensation benefits with respect to all Business Employees arising out of or relating to the operation of the Business prior to the Closing Date (or prior to the Transfer Time, in the case of all Transferred Employees) and such Liabilities shall be Assumed Liabilities.
(h) Tax-Qualified Savings/401(k) Plan/Seller’s Deferred Compensation Plan.
(i)    Without limiting the generality of Section 6.06(b)(i), effective no later than the Closing Date, Purchaser or its subsidiaries shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from Tax under Section 501(a) of the Code) (collectively, the “Purchaser 401(k) Plan”). Each Transferred Employee participating in a Business Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, the “Business 401(k) Plan”) immediately prior to the applicable Transfer Time shall become a participant in the Purchaser 401(k) Plan as of the applicable Transfer Time and each other Transferred Employee shall be eligible to participate in the Purchaser 401(k) Plan as of the applicable Transfer Time or as soon as is reasonably practicable following the Transfer Time.
(ii)    Seller will fully vest (100%) the 401(k) accounts of Transferred Employees on or prior to the Transfer Time.
(iii)    Purchaser shall cause the Purchaser 401(k) Plan to accept a “direct rollover” to such Purchaser 401(k) Plan of the account balances of each Transferred Employee (including promissory notes evidencing all outstanding loans) under the Business 401(k) Plan, if such direct rollover is elected in accordance with applicable Law by such Transferred Employee.
(iv)    From and after the Closing Date, Seller and its subsidiaries shall retain all assets and Liabilities under Seller’s nonqualified defined contribution plans maintained for the benefit of the Business Employees in the United States and such liabilities shall be Retained Liabilities.
(i)    Accrued Vacation. Effective as of the applicable Transfer Time, Purchaser shall assume Liability for all vacation days or other annual leave (regular, supplemental or banked) accrued or earned but not yet taken by each Transferred Employee as of the applicable Transfer Time (the “Accrued Vacation Days”), which Liabilities shall be Assumed Liabilities. In the event that any Transferred Employee is entitled under applicable Law or any policy of Seller or its subsidiaries to be paid for any Accrued Vacation Days on or after the applicable Transfer Time, (A) Purchaser or its applicable subsidiary or, solely to the extent required by applicable Law (as reasonably determined by Seller), Seller or its applicable subsidiary, shall pay any required amounts to such Transferred Employee, (B) such amounts, whether or not paid by Seller or its applicable subsidiary, shall remain Assumed Liabilities and (C) to the extent any such amounts are paid by Seller or its subsidiaries, Seller or the applicable subsidiary shall be entitled to indemnification pursuant to Section 10.02 with respect thereto. From and after the applicable Transfer Time, Purchaser shall, and shall cause its subsidiaries to, honor all the Accrued Vacation Days for which payout is not made pursuant to the immediately preceding sentence.
(j)    Severance.
(i)    The Parties intend that the Transferred Employees shall have continuous and uninterrupted employment immediately before and immediately after the applicable Transfer Time, and that for purposes of any severance or termination benefit plan, program, policy, agreement or arrangement of Seller, Purchaser or any of their respective subsidiaries, the Transactions shall not constitute a severance of employment of any Transferred Employee prior to or upon the consummation of the Transaction. Without limiting the generality of Section 6.06(b)(i) and 6.06(d), Purchaser shall, and shall cause its subsidiaries to, provide each Transferred Employee whose employment is terminated by Purchaser or its subsidiaries during the period from the Closing Date and through the period ending eighteen (18) months thereafter, with severance benefits that are no less favorable than the severance benefits that would have been provided to such Transferred Employee in the event of a termination of employment under the applicable Business Benefit Plan or Business Benefit Agreement as in effect with respect to such Transferred Employee as of immediately prior to the Closing Date, taking into account such Transferred Employee’s service with Seller and its subsidiaries or with any predecessor employer and such Transferred Employee’s service with Purchaser and its subsidiaries.
(ii)    Any Liabilities that may result from claims made by any Business Employee for any Severance Obligations arising out of, relating to or in connection with any of the following shall be Assumed Liabilities: (A) any failure by Purchaser or its subsidiaries to comply with this Section 6.06, (B) any Business Employee’s refusal to accept an offer of employment from (or to commence employment with) Purchaser or its subsidiaries, (C) any Business Employee’s transfer of employment to or continuation of employment with Purchaser or its subsidiaries upon the applicable Transfer Time or (D) Purchaser’s or its subsidiary’s employment or termination of employment of any Transferred Employee on or following the Transfer Time.
(k) Seller Pension Plans. Except with respect to any Liabilities that transfer to Purchaser or its subsidiaries pursuant to applicable Law (i) from and after the Closing Date, Seller and its subsidiaries shall retain all assets and Liabilities under Business Benefit Plans that are tax-qualified or nonqualified defined benefit pension plans, which Liabilities shall be Retained Liabilities, and Seller shall make payments to Transferred Employees with vested rights thereunder in accordance with the terms of the applicable Business Benefit Plan and applicable Law, as in effect from time to time and (ii) effective as of the applicable Transfer Time, each Transferred Employee shall cease active participation in such Business Benefit Plans and service performed for, and compensation earned from, any employer other than Seller or its subsidiaries (or their predecessors, to the extent recognized under the applicable Business Benefit Plan), shall not be taken into account for any purpose under applicable law.
(l) Collectively Bargained Employees. From and after the Closing Date:
(i)    Purchaser shall, and shall cause its subsidiaries to, comply with the terms of, and assume all Liabilities of Seller with respect to, each CBA listed in Section 6.06(l)(i) of the Seller Disclosure Letter as in effect as of immediately prior to the Closing Date, and to comply with all applicable Laws with respect thereto. Such Liabilities shall be Assumed Liabilities. Without limiting the generality of Sections 6.06(b)(iii), 6.06(c), 6.06(k), this Section 6.06(l) and Section 6.06(n): (A) Purchaser shall, and shall cause its subsidiaries to, comply with the terms of each CBA identified on Section 6.06(l)(i) of the Seller Disclosure Letter as in effect as of immediately prior to the Closing Date with respect to all obligations to provide defined benefit pension benefits to the Transferred Employees covered by such CBA; (B) Purchaser shall, and shall cause its subsidiaries to, give credit to each Transferred Employee covered by such CBA for purposes of eligibility for early retirement reduction factors with respect to such defined benefit pension benefits for such Transferred Employee’s service with Seller and its subsidiaries, and with any predecessor employer, to the same extent recognized by Seller immediately prior to the applicable Transfer Time; (C) each Transferred Employee covered by such CBA shall cease active participation in Seller’s tax-qualified defined benefit pension plan as of the applicable Transfer Time; and (D) Seller shall not give credit to any Transferred Employee covered by such CBA for any purpose under Seller’s tax-qualified defined benefit pension plan for such Transferred Employee’s service with Purchaser and its subsidiaries and affiliates or age attained following the applicable Transfer Time.
(ii)    Purchaser agrees to recognize the unions set forth on Section 6.06(l)(i) of the Seller Disclosure Letter as the sole and exclusive collective bargaining agents as of the Closing Date and immediately thereafter for the Transferred Employees represented by such unions immediately prior to the Closing Date.
(iii)    Purchaser acknowledges and agrees that all grievances, references, arbitrations, and unfair labor practice charges under any CBAs that are made, filed, commenced or instituted before or after the Closing Date, including those based substantially on events or circumstances that occurred, existed or were initiated before the Closing Date (and whether related to a Transferred Employee or Former Employee), will be Assumed Liabilities subject to representations and warranties of Seller in Section 4.07(e).
(iv)    Notwithstanding anything to the contrary in this Section 6.06, Purchaser further agrees that the provisions of this Section 6.06 shall be subject to any applicable provision of a CBA in respect of Transferred Employees, to the extent such provision of this Section 6.06 is inconsistent with or otherwise in conflict with the provisions of any such CBA.
(m)    Flexible Spending Account Plans. Effective no later than the Closing Date, Purchaser shall, or shall cause its subsidiaries to, have in effect flexible spending arrangements under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser Flexible Spending Account Plan”). From and after the Closing Date, Purchaser shall be liable for all Liabilities and account balances of any Business Benefit Plan that is a flexible spending account plan maintained in the United States with respect to Transferred Employees and their dependents (the “Seller Flexible Spending Account Plan”), which Liabilities shall be Assumed Liabilities, and all claims for reimbursement which have not been paid as of the Closing Date shall be paid pursuant to and under the terms of the Purchaser Flexible Spending Account Plan. As soon as practicable following the Closing Date, if applicable, (i) Seller shall, or shall cause its subsidiaries to, transfer to Purchaser or its subsidiaries an amount in cash equal to the excess, if any, of the aggregate contributions to the Seller Flexible Spending Account Plan made by Transferred Employees prior to the Closing Date for the plan year in which the Closing Date occurs over the aggregate reimbursement payouts made to Transferred Employees prior to the Closing Date for such year from such plan and (ii) Purchaser shall, or shall cause its subsidiaries to, cause such amounts to be credited to each such Transferred Employee’s accounts under the Purchaser Flexible Spending Account Plan. In connection with such transfer, Purchaser shall deem that such employees’ deferral elections made under the Seller Flexible Spending Account Plan for the plan year in which the Closing Date occurs shall continue in effect under the Purchaser Flexible Spending Account Plan for the remainder of the plan year in which the Closing Date occurs. If the aggregate reimbursement payouts made to Transferred Employees from the Seller Flexible Spending Account Plan prior to the Closing for the plan year in which the Closing Date occurs exceed the aggregate accumulated contributions made by the Transferred Employees to such plan prior to the Closing Date for such plan year, Purchaser shall make a payment equal to the value of such excess to Seller as soon as practicable following Purchaser’s receipt of additional contributions from the applicable Transferred Employee.
(n)    No Benefit Plan Asset Transfers. Notwithstanding anything herein to the contrary, other than as a result of (i) direct rollovers from the Business 401(k) Plan to the Purchaser 401(k) Plan or (ii) transfers from the Seller Flexible Spending Account Plan to the Purchaser Flexible Spending Account Plan, there shall be no transfer of assets from any Business Benefit Plan to any employee benefit plan or arrangement maintained by Purchaser or its subsidiaries.
(o)    WARN Act. Purchaser shall provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended, and any similar Federal, state or local Law or regulation (collectively, the “WARN Act”), and to otherwise comply with the WARN Act with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees (including as a result of the consummation of the Transactions) and occurring on or after the Closing. Purchaser and Seller shall not, and shall cause their respective subsidiaries not to, take any action within ninety (90) days before or after the Closing Date that would cause any termination of employment of any employees by Seller or its subsidiaries that occurs on or before the Closing Date to constitute a “plant closing” or “mass layoff” or group termination under the WARN Act or that would create any Liability or penalty to Seller or Purchaser or their respective subsidiaries for any employment terminations under applicable Law, and each Party shall indemnify, defend and hold harmless the other Party against all Liabilities in respect of any claim brought as a result of any such action. Seller shall notify Purchaser prior to the Closing of any layoffs of any Business Employees in the 180-day period prior to the Closing.
(p)    Work Permit; Consultation. In the event that any Transferred Employee requires a work permit or employment pass or other approval for his or her employment to continue with Purchaser or its subsidiaries following the Closing, Purchaser shall use its commercially reasonable efforts to ensure that any necessary applications are promptly made and to secure the necessary permit, pass or other approval. Purchaser shall comply with all applicable Laws relating to notification of works councils, unions and relevant governmental bodies, and negotiations with works councils and/or unions in respect of the Transactions and shall bear all expenses of any compensation resulting from negotiations with works councils and/or unions.
(q)    Employment Tax Reporting Responsibility. Purchaser and Seller hereby agree to follow the alternate procedure for United States Employment Tax withholding as provided in Section 5 of Rev. Proc. 2004-53, 2004-34 I.R.B. 320. Accordingly, Seller shall have no United States Employment Tax reporting responsibilities, and Purchaser shall have full United States Employment Tax reporting responsibilities, for Transferred Employees subject to United States Employment Taxes following the close of business on the Closing Date.

(r)    Non-U.S. Transferred Employees. To the extent applicable, the Parties hereto acknowledge the application of the Transfer Regulations and acknowledge and agree that they shall, and shall cause their respective subsidiaries to, comply with the Transfer Regulations. In the event that Purchaser and its subsidiaries, with respect to any Transferred Employee who is not principally employed in the United States as of immediately prior to the Transfer Time (each, a “Non-U.S. Transferred Employee”), (i) do not provide terms and conditions of employment and compensation and benefits that are identical to those in effect as of immediately prior to the Transfer Time, (ii) amend or otherwise modify at or after the Transfer Time any terms and conditions of employment or compensation and benefits or (iii) do not comply with applicable Law or the terms of any Assumed Benefit Plans or applicable CBAs, which, in the case of clauses (i), (ii) and (iii), results in any Severance Obligation of Seller or its subsidiaries to such Non-U.S. Transferred Employee or any Liabilities incurred by Seller or its subsidiaries in respect of claims made by such Non-U.S. Employee, such Liabilities shall be Assumed Liabilities.
(s)    Administration. Following the date hereof, the Parties hereto shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 6.06, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law), encouraging the Business Employees to accept Purchaser’s offers of employment made pursuant to Section 6.06(b) and obtaining any Governmental Approvals required hereunder.
(t)    No Third Party Beneficiaries. No provision of this Section 6.06 shall create any third party beneficiary rights in any current or former employee (including any beneficiary or dependent thereof) of Seller or its subsidiaries. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Purchaser and its subsidiaries to terminate the employment of any Transferred Employee at any time and for any reason, (ii) require Purchaser or its subsidiaries to continue any employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Closing Date or (iii) amend any Business Benefit Plan or Business Benefit Agreement or other employee benefit or compensatory plans, agreements or arrangements.
6.07    Fees and Expenses. Except as otherwise expressly provided in this Agreement or any Transaction Document, all fees and expenses incurred in connection with the Transactions shall be paid by the Party incurring such fees or expenses. This Section 6.07 does not relate to Transfer Taxes, which are the subject of Section 9.02. Seller shall bear the cost to provide Purchaser an extended coverage Owner’s Policy of Title Insurance insuring against the standard exceptions commonly referred to as Parties in Possession, Survey Matters, and Mechanics Liens, to be issued to Purchaser at Closing insuring title to the Owned Real Property (“Title Policy”). Any additional endorsements required by Purchaser shall be acquired at the sole cost and expense of Purchaser. Any costs associated with obtaining any survey required in order to obtain the Title Policy shall be at the sole cost and expense of Seller.
6.08    Public Announcements. Seller, on the one hand, and Purchaser, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation and agreement, other than any press release or other public statement that only contains information and statements that have been previously approved by the Parties pursuant to this Section 6.08, except as may be required by applicable Law or court process, by obligations pursuant to any listing agreement with any U.S. national securities exchange or by the Tokyo Stock Exchange, in which case the Party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other Parties before issuing any such press release or making any such public announcement.
6.09    Site Services Agreements. At the Closing, Seller and Purchaser shall, and shall cause NORPAC to, enter into the Site Services Agreements. Purchaser acknowledges that, as of the Closing, neither Seller nor any of its affiliates shall have any obligation to provide any goods, support or other services to Purchaser or the Business other than those goods and services expressly required to be provided pursuant to the Site Services Agreements. In addition, Seller and Purchaser shall reasonably cooperate and each shall use its commercially reasonable efforts to prepare, as promptly as practicable after the date hereof, for the separation of the Business from Seller and its affiliates on the Closing Date.
6.10    Bulk Transfer Laws. Purchaser hereby waives compliance by Seller with the provisions of any so called “bulk transfer laws” of any jurisdiction in connection with the Acquisition.
6.11    Refunds and Remittances. After the Closing, if Seller or any of its affiliates receives any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Purchaser at the address set forth in Section 11.02. After the Closing, if Purchaser or any of its affiliates receives any refund or other amount which is an Excluded Asset or which is otherwise properly due and owing to Seller or any of its affiliates in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Seller at the address set forth in Section 11.02. After the Closing, if Purchaser or any of its affiliates receives any refund or other amount which is related to claims (including workers’ compensation), litigation or other matters for which Seller is responsible hereunder, and which amount is not a Transferred Asset or is otherwise properly due and owing to Seller in accordance with the terms of this Agreement, Purchaser promptly shall remit, or cause to be remitted, such amount to Seller at the address set forth in Section 11.02. After the Closing, if Seller or any of its affiliates receives any refund or other amount which is related to claims (including workers’ compensation), litigation or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or cause to be remitted, such amount to Purchaser at the address set forth in Section 11.02.
6.12    Leased Vehicles and Forklifts. The Parties understand and agree that the vehicles and forklifts set forth on Section 6.12 of the Seller Disclosure Letter (as amended prior to the Closing in accordance with this Section 6.12) are part of Seller’s “lease pool” and are used on the Transferred Real Property or in connection with the ownership, operation of the Business (the “Transferred Vehicles and Forklifts”). The Parties shall, and shall cause their respective subsidiaries to, use their commercially reasonable efforts to transfer the Transferred Vehicles and

Forklifts to Purchaser’s “lease pool” and/or to Purchaser pursuant to arrangements between Purchaser and the applicable lessor (including by working with third parties to such Contracts), in each case, in a lawful, contractually permissible and commercially reasonable manner. If the Parties or their respective affiliates are not able to enter into arrangements to transfer any of the Transferred Vehicles and Forklifts pursuant to the immediately preceding sentence prior to the Closing, the Closing shall nonetheless take place and Purchaser shall purchase such Transferred Vehicles and Forklifts from Seller or the applicable lessor, as the case may be, at a price per item calculated in accordance with the applicable Contract pursuant to which Seller leases such item (the sum of such per item prices, if any, the “Lease Buyout Amount”), which Lease Buyout Amount, if any, shall be included in the Purchase Price as provided in Section 1.01. Seller shall be permitted to update Section 6.12 of the Seller Disclosure Letter to reflect any changes to Seller’s “lease pool” following the execution of this Agreement (to the extent such changes are permissible under Section 5.01), which updated Section 6.12 (i) shall be delivered to Purchaser at least five (5) Business Days prior to the Closing and (ii) shall constitute Section 6.12 of the Seller Disclosure Letter for all purposes of this Agreement from and after the date of its delivery.
6.13    Real Estate Matters.
(a)    As soon as reasonably practicable after mutual execution of this Agreement, Seller shall cause the Title Company to issue a commitment for the Title Policy applicable to the Owned Real Property.
(b)    Each of Seller and Purchaser shall cooperate to establish, at, prior to, or if necessary, after Closing, mutually acceptable easements in order to permit each Party and its respective affiliates, successors, and assigns, and their employees, suppliers, vendors, customers, and other Persons as reasonably necessary, to access the Excluded Real Property or the Transferred Real Property, as the case may be, in the manner, to the extent, and for such purposes as the property has been accessed and/or utilized historically (for the avoidance of doubt, including such easements as will permit employees of the NORPAC business reasonable access over the Transferred Real Property to the site at which the NORPAC business is conducted).
6.14    Further Assurances. After the Closing, each of Seller and Purchaser shall use its commercially reasonable efforts from time to time to execute and deliver, or cause to be executed and delivered by its respective applicable affiliate, at the reasonable request of the other Party such additional documents and instruments, including any assignment or assumption agreements, bills of sale, instruments of assignment, consents and other similar instruments in addition to those required by this Agreement, as may be reasonably required to give effect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, and to provide any documents or other evidence of ownership as may be reasonably requested by Purchaser to confirm Purchaser’s ownership of Transferred Assets and the assumption of the Assumed Liabilities.
6.15    Supplemental Disclosures. Only in relation to representations and warranties to be made by Seller at Closing and not for any other purpose or with any other effect, Seller may (but will not be required to), prior to the Closing Date, by notice given to Purchaser in accordance with this Agreement, supplement or amend the Seller Disclosure Letter to reflect the occurrence or nonoccurrence, or pending or threatened in writing occurrence or nonoccurrence, of any event, in each case occurring or not occurring, pending or threatened between the date of this Agreement and the Closing Date, to the extent the same would otherwise constitute a breach of the representations and warranties to be made by Seller at Closing (in each case, an “Avoided Breach”); provided, however, that if: (i) all of the Avoided Breaches, when viewed collectively, or (ii) if any single Avoided Breach, individually, in the view of a reasonable person would have caused the conditions precedent in Section 7.03(a) not to be satisfied, then any time within five (5) Business Days after receipt by Purchaser of the last supplement or amendment to the Seller Disclosure Letter made by Seller, Purchaser may, by giving written notice to Seller, elect to terminate this Agreement pursuant to Section 8.01(d). No supplement or amendment to the Seller’s Disclosure Schedule shall be taken into account for purposes of Section 10.01(a)(iii).
6.16    Transition Planning. Each of Purchaser and Seller shall cooperate with the other and use its commercially reasonable efforts to prepare, as promptly as practicable after the date of this Agreement, for the separation of the Business from Seller and its affiliates on the Closing Date without the need for the provision of transition services by Seller. If Purchaser reasonably determines that, notwithstanding compliance by each of Purchaser and Seller with the foregoing sentence, transition services from Seller to Purchaser in respect of the Business will be required in order to permit Purchaser to operate the Business on and after the Closing Date in all material respects as it is currently conducted, Seller and Purchaser shall negotiate in good faith and enter into at Closing a transition services agreement reasonably acceptable to each of them providing for such transition services (the “Transition Services Agreement”). The Transition Services Agreement, if any, shall (i) have a term of no more than two (2) months, (ii) provide for pricing to be paid by Purchaser for the services provided thereunder equal to Seller’s fully loaded costs for such services, (iii) not require the provision of any services that have not historically been provided by Seller to the Business, and (iv) not require the provision of services that are not required to operate the Business on and after the Closing Date in all material respects as it is currently conducted.

ARTICLE VII
CONDITIONS PRECEDENT

7.01    Conditions to Each Party’s Obligation. The obligations of Purchaser and Seller to effect the Acquisition are subject to the satisfaction (or, to the extent permitted by Law, waiver) on or prior to the Closing Date of the following conditions:
(a)    any waiting period (and any extension thereof) applicable to the Acquisition under the HSR Act shall have been terminated or shall have expired, and any Governmental Approvals, including CFIUS Approval, under any other Review Law, the absence of which would prohibit the consummation of the Acquisition, shall have been obtained or made;
(b)    Seller shall have received a boundary line adjustment, subdivision, binding site plan, or other legal lot approval from Cowlitz County, Washington with respect to the Owned Real Property;

(c)    no temporary restraining order, cease trading order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition shall have been issued under or with respect to any Review Law and remain in effect; and
(d)    no other temporary restraining order, cease trading order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.
7.02    Conditions to Obligations of Seller. The obligation of Seller to effect the Acquisition is further subject to the satisfaction (or, to the extent permitted by Law, waiver) on or prior to the Closing Date of the following conditions:
(a)    (i) the representations and warranties of Purchaser set forth in Sections 3.01 and 3.02 shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and (ii) all other representations and warranties of Purchaser set forth in this Agreement shall be true and correct, except for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect;
(b)    Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;
(c)    Seller shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying the satisfaction by Purchaser of the conditions set forth in Sections 7.02(a) and 7.02(b);
(d)    Purchaser shall have executed and delivered to Seller each of the other Transaction Documents to which Purchaser is a party;
(e)    Seller shall have received evidence from Purchaser, in a form reasonably satisfactory to Seller, of the issuance of new letters of credit in replacement of the letters of credit set forth on Section 1.02(b)(v) of the Seller Disclosure Letter;
(f)    Seller shall have received copy of a Consent, Assignment and Novation Agreement, in a form reasonably satisfactory to Seller and duly executed by each of Purchaser and the Public Utility District No. 1 of Cowlitz County, Washington, evidencing the assignment and assumption of the portion of the Cowlitz Agreement to be assumed by Purchaser pursuant hereto and releasing Seller from all obligations thereunder; and
(g)    Seller shall have received the Closing Date Payment in accordance with Section 2.02(b).
7.03    Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Acquisition is further subject to the satisfaction (or, to the extent permitted by Law, waiver) on or prior to the Closing Date of the following conditions:

(a)    (i) The representations and warranties of Seller set forth in Sections 4.01 and 4.02(a) shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and (ii) all other representations and warranties of Seller set forth in this Agreement shall be true and correct, except for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect;
(b)    Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;
(c)    Purchaser shall have entered into a Consent, Assignment and Novation Agreement, in a form reasonably satisfactory to Purchaser, and duly executed by Purchaser and the Public Utility District No. 1 of Cowlitz County, Washington, evidencing the assignment and assumption of the portion of the Cowlitz Agreement to be assumed by Purchaser pursuant hereto;
(d)    Purchaser shall have received a certificate signed on behalf of Seller by an executive officer of Seller certifying the satisfaction by Seller of the conditions set forth in Sections 7.03(a);
(e)    Since the date hereof there shall not have been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect; and
(f)    Seller shall have executed and delivered to Purchaser each of the other Transaction Documents to which Seller is a party.
7.04    Frustration of Closing Conditions. Neither Purchaser nor any Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its efforts to cause the Closing to occur, as required by Sections 6.03 and 6.04.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.01    Termination. This Agreement may be terminated and the Acquisition and the other Transactions abandoned at any time prior to the Closing:
(a)    by mutual written consent of Seller and Purchaser;
(b)    by Seller or Purchaser:
(i)    if the Closing has not occurred on or prior to the date that is six (6) months after the date hereof, unless the failure to consummate the Acquisition is the result of a material breach of any Transaction Document by the Party seeking to terminate this Agreement; provided, however, that (A) either Seller or Purchaser may extend such date for up to three (3) months if, at the time of such extension, the only conditions in Article VII not capable of being satisfied are the conditions set forth in Section 7.01 and the Party exercising its rights under this clause (i) is not at such time in material breach of any of its obligations under this Agreement, including its obligations under Sections 6.03 and 6.04, and (B) neither Purchaser nor Seller may terminate this Agreement under this clause (i) if the conditions in Sections 7.01(a) and 7.01(b) remain unsatisfied as of the date first specified above in this clause (i);
(ii)    if any court of competent jurisdiction or other Governmental Entity shall have issued a Judgment that permanently restrains, enjoins or otherwise prohibits the consummation of the Acquisition, and any such Judgment shall have become final and non-appealable; or
(iii)    if any Governmental Entity shall have enacted a Law that prohibits or makes illegal the consummation of the Acquisition; or
(c)    by Seller, if Purchaser breaches or fails to perform in any respect of any of its representations, warranties or covenants contained in any Transaction Document, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to Purchaser of such breach, unless Seller is then in material breach of any representation, warranty or covenant contained in any Transaction Document; or
(d)    by Purchaser, if Seller breaches or fails to perform in any respect of any of its representations, warranties or covenants contained in any Transaction Document, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to Seller of such breach, unless Purchaser is then in material breach of any representation, warranty or covenant contained in any Transaction Document.
8.02    Effect of Termination. If this Agreement is terminated and the Transactions are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for Section 6.02(e), Section 6.07, Section 6.08, this Section 8.02 and Article XI. Notwithstanding the foregoing, a termination of this Agreement shall not relieve any Party hereto from any liability or damages resulting from the willful and material breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Document.
8.03    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.
8.04    Extension; Waiver. At any time prior to the Closing Date, the Parties hereto may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement.

Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
8.05    Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of any of the Parties hereto, action by its Board of Directors or the duly authorized designee of its Board of Directors.
ARTICLE IX
TAX MATTERS
9.01    Purchase Price Allocations.
(a)    Within ninety (90) days following the date of this Agreement, Purchaser shall provide to Seller (and Seller shall cooperate with Purchaser and provide such information as is reasonably requested by Purchaser to enable Purchaser to provide to Seller) a proposed allocation of the Purchase Price among the Transferred Assets including the Transferred Real Property, and Seller and Purchaser shall attempt to mutually agree to such allocations; provided, however, that if Seller and Purchaser are unable to agree on such allocation within thirty (30) days following the date on which Purchaser provides the allocations to Seller, Seller and Purchaser shall mutually agree on an independent appraisal firm (the “Appraisal Firm”) to determine the fair market value of the Transferred Assets. The opinion of the Appraisal Firm shall be rendered within one hundred fifty (150) days following the date of this Agreement and shall be conclusive and binding on the parties, which shall allocate an amount of Purchase Price (and any other items required to be treated as purchase price for Tax purposes) to the Transferred Assets. The fees and expenses of the Appraisal Firm shall be borne equally by Purchaser and Seller.
(b)    The allocation described in Section 9.01(a) must comply with the requirements of Section 1060 of the Code and Treasury Regulations thereunder and any applicable local Laws. Seller, on the one hand, and Purchaser, on the other hand, agree that they shall and shall cause their respective affiliates to (i) cooperate in good faith in preparing Internal Revenue Service Form 8594, (ii) furnish a copy of such Form 8594 to the other in draft form within a reasonable period of time prior to its filing due date, (iii) report the sale and purchase of the Transferred Assets for Federal or state Income Tax purposes in accordance with such allocations and (iv) not take any position inconsistent with such allocations on any of their respective Tax Returns, or in any refund claim or litigation relating to Income Taxes.
9.02    Transfer Taxes. urchaser and its affiliates shall be fully liable for, and shall pay, that portion of the Transfer Taxes that constitute sales tax payable by Purchaser, applicable to the conveyance and transfer from Seller to Purchaser (and any subsidiary of Purchaser) of the Transferred Assets. Seller and its affiliates shall pay that portion of Transfer Taxes that constitute real estate excise tax (the “Applicable REET”) up to $1,500,000 in the aggregate. In the event that the Applicable REET exceeds $1,500,000 in the aggregate, Seller and its affiliates, on the one hand, and Purchaser and its affiliates, on the other hand, agree to share equally such portion of the Applicable REET that exceeds $1,500,000. Seller and its affiliates shall be fully liable for, and shall pay, that portion of the Transfer Taxes that constitute Washington State business and occupation tax payable by Seller and/or its affiliates, applicable to the conveyance and transfer from Seller to Purchaser (and any subsidiary of Purchaser) of the Transferred Assets and Assumed Liabilities. Any other Transfer Taxes applicable to the conveyance and transfer of the Transferred Assets shall be payable by the Party on whom the tax is imposed. Seller and its affiliates, on the one hand, and Purchaser and its affiliates, on the other hand, shall cooperate in making all filings, returns, reports and forms, as and when required, to comply with the provisions of any applicable Tax Laws. Within fourteen (14) days of Closing, Purchaser shall propose the taxable value of assets subject to Transfer Taxes to Seller. Within seven (7) days of Closing, the Parties shall agree on the taxable value of property subject to Transfer Taxes. Seller and Purchaser and their respective affiliates shall cooperate in minimizing any Transfer Taxes.
9.03    Straddle Period. Any sales, value-added, goods and services, stamp duties, property, ad valorem and similar Taxes (other than Taxes described in Section 9.02) imposed with respect to a Straddle Period shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion beginning the day after the Closing Date in the following manner: (i) in the case of a property, ad valorem or similar Tax for a Straddle Period, the amount of such Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the total number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period (and in the case of property Taxes imposed by the state of Washington, property taxes due and payable in the calendar year that includes the Closing shall be allocated based on number of days owned by each during the calendar year Closing), and (ii) in the case of sales, value-added and similar transaction-based Taxes (other than Taxes described in Section 9.02) for a Straddle Period, such Taxes shall be allocated to the portion of the Straddle Period in which the relevant transaction occurred.
9.04    Preparation of Tax Returns.
(a)    Seller Responsibility. Seller shall prepare and file all Tax Returns and make all determinations with respect to and have exclusive control over (i) any Federal consolidated Tax Return that includes Seller for all taxable periods, (ii) any consolidated, combined or unitary state Tax Return that includes Seller for all taxable periods, and (iii) any other Tax Returns with respect to the Transferred Assets for any pre-Closing Tax Period.
(b)    Purchaser Responsibility. Purchaser shall prepare and file and make all determinations with respect to and have exclusive control over any other Tax Returns relating to the Transferred Assets (other than Tax Returns described in Sections 9.04(a)(i) and (ii) above) for any post-Closing Tax Period, including any Straddle Period.
(c)    Straddle Periods. To the extent Purchaser has responsibility for preparing a Straddle Period Tax Return, it shall prepare such Tax Return in a manner not inconsistent with practices, accounting methods, elections and conventions used with respect to such Tax Returns for preceding Tax periods. Purchaser shall use commercially reasonable efforts to make any

Tax Returns and work papers in respect of a Straddle Period available for review by Seller sufficiently in advance of the due date for filing such Tax Returns to provide Seller with a meaningful opportunity to analyze, comment on and dispute such Tax Returns and for such Tax Returns to be modified, as reasonably requested by Seller before filing. In the event of any disagreement between Purchaser on the one hand, and Seller, on the other hand, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Purchaser and Seller (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by Purchaser and Seller. If the Tax Accountant does not resolve any differences between Purchaser and Seller with respect to such Tax Return at least five (5) days prior to the due date therefor, such Tax Return shall be filed as prepared by Purchaser and subsequently amended to reflect the Tax Accountant’s resolution.
(d)    Payment. The Party legally responsible for paying to the relevant Taxing Authority the amount of Tax liability reflected on such Tax Return shall pay such Tax, subject to any indemnification rights it may have against the other Party, and Purchaser shall pay any State of Washington property taxes due after the Closing.
9.05    Tax Refunds. Seller and Purchaser shall be entitled to refunds or credits relating to Taxes arising out of, relating to or in respect of the Transferred Assets as set forth in Article I.
(a)    Each Party shall forward, or cause to be forwarded, to the Party entitled pursuant to this Section 9.05 to receive the amount or economic benefit of a refund or credit of Taxes the amount of such refund or credit within a reasonable amount of time after such refund is received or after such credit is allowed or applied against another Tax liability, as the case may be.
(b)    If, subsequent to a payment of a refund or credit under Section 9.05(a), a Taxing Authority reduces or disallows the amount of any such refund or credit plus any interest, the portion of any such refund or credit reduced or disallowed shall be returned to the Party who had forwarded or reimbursed such refund or credit, including any interest thereon.
9.06    Certificate of Non-Foreign Status. Seller shall furnish to Purchaser on or prior to the Closing Date a certificate of its non-foreign status complying with the provisions of Treasury Regulation Section 1.1445-2(b).
9.07    Research and Development. Purchaser and Seller agree that adjustments to research and development expenses for the purposes of determining Tax credits for research and development activities shall be governed by Section 41(f)(3) of the Code. Pursuant to Section 41(f)(3)(B) of the Code, Seller shall furnish Purchaser with information as is necessary for the application of Section 41(f)(3)(A) of the Code.

ARTICLE X
INDEMNIFICATION
10.01    Indemnification by Seller.
(a)    From and after the Closing Date, Seller shall indemnify, defend and hold harmless Purchaser and each of its affiliates and their respective Representatives and all successors and assigns of the foregoing (collectively, the “Purchaser Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:
(i)    Any Retained Liability;
(ii)    any breach of any covenant or agreement of Seller contained in this Agreement;
(iii)    any breach of any representation or warranty made by Seller to Purchaser under Article IV of this Agreement (as qualified by the Seller Disclosure Letter), without taking into account any supplement or amendment to the Seller’s Disclosure Letter pursuant to Section 6.15;
(iv)    any Liabilities (including any third party claims) imposed on, sustained, incurred or suffered by any of the Purchaser Indemnitees to the extent arising out of or relating to the Seller Business or the assets of the Seller Business, whether occurring, arising, existing or asserted before, on or after the Closing Date (other than any Assumed Liabilities);
(v)    any fees, expenses or other payments incurred or owed by Seller to any agent, broker, investment banker or other firm or Person retained or employed by it in connection with the Transactions; and
(vi)    any Liabilities (including any third party claims) imposed on, sustained, incurred or suffered by any of the Purchaser Indemnitees arising out of or relating to any portion of the Cowlitz Agreement that is not to be assumed by Purchaser or its affiliates (with such affiliates including, for avoidance of doubt, NORPAC).
(b)    Seller’s obligations pursuant to the provisions of Section 10.01(a) are subject to the following limitations:
(i)    The Purchaser Indemnitees shall not be entitled to recover under 10.01(a)(iii) on any individual claim unless the Losses associated with such claim exceed $25,000, and such items that do not exceed such amount shall not be aggregated for purposes of Section 10.01(b).
(ii)    The Purchaser Indemnitees shall not be entitled to recover under Section 10.01(a)(iii) unless and until the aggregate amount of all Losses for which the Purchaser Indemnitees would recover under Section 10.01(a)(iii) exceeds, collectively, $1,500,000, and then only to the extent of such excess.

(iii)    The Purchaser Indemnitees shall not be entitled to recover under Section 10.01(a)(iii) for an amount of Losses in excess of a liability cap (the “Liability Cap”) which shall be determined as follows: (1) in the case that the Purchaser Indemnitees recover nothing (i.e., $0) pursuant to Section 10.01(a)(iii) with respect to indemnification for any breaches of the representations or warranties contained in Section 4.11 (Environmental Matters), the Liability Cap shall be $28,500,000; and (2) in the case that the Purchaser Indemnitees recovers any amount other than zero pursuant to Section 10.01(a)(iii) with respect to indemnification for any breaches of the representations or warranties contained in Section 4.11 (Environmental Matters), the Liability Cap shall be (x) such amount so recovered, plus (y) all other amounts recovered pursuant to Section 10.01(a)(iii) with respect to indemnification for any breaches of any representations or warranties other than those contained in Section 4.11 (Environmental Matters); provided, however, that in the case of (2), the sum of (x) and (y) shall not exceed $57,000,000, and the amount of (y) shall not exceed $28,500,000. Notwithstanding the foregoing, nothing contained in this Section 10.01(b)(iii) shall limit in any way the Purchaser Indemnitees’ rights to recover under Section 10.01(a)(iii) for any breach of the representations or warranties contained in Sections 4.01 or 4.02(a). For the avoidance of doubt, the Liability Cap represents a limit solely on the amount of Losses the Purchaser Indemnitees may actually recover under Section 10.01(a)(iii) in excess of any amounts excluded from recovery under Section 10.01(b)(i) or Section 10.01(b)(ii), and the Purchaser Indemnitees shall have the right to submit claims for indemnity pursuant to Section 10.01(a)(iii) in excess of the Liability Cap (provided that the amounts actually recovered in respect of such claims shall not exceed the Liability Cap to the extent applicable).
(iv)    Despite any other provision in this Article X, except in the case of Seller’s common law fraud or Losses for which the Purchaser Indemnitees would recover under Section 10.01(a)(i) or 10.01(a)(iv), in no event will Seller have any Liability for Losses under this Agreement in excess of the aggregate amount actually received by Seller under this Agreement.
(b)    Nothing contained in this Agreement shall limit in any way the Purchaser Indemnitees’ rights to recover for all Losses in the case of Seller’s intentional misrepresentation, intentional misconduct, intentional waste, or common law fraud.
(c)    This Section 10.01 does not apply to any indemnification related to Taxes, which are the subject of Section 10.03.
10.02    Indemnification by Purchaser.
(a)    From and after the Closing Date, Purchaser shall indemnify, defend and hold harmless Seller, each member of the Seller Group and each of their respective affiliates and Representatives (collectively, the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:
(i)    any Assumed Liability;

(ii)    any breach of any covenant or agreement of Purchaser after the Closing contained in this Agreement requiring performance after the Closing Date;
(iii)    any breach of any representation or warranty made by Purchaser to Seller under Article III of this Agreement;
(iv)    any Liabilities (including any third party claims) imposed on, sustained, incurred or suffered by any of the Seller Indemnitees to the extent arising out of or relating to the Transferred Assets, occurring after the Closing Date (other than the Retained Liabilities);
(v)    any fees, expenses or other payments incurred or owed by Purchaser to any agent, broker, investment banker or other firm or Person retained or employed by it in connection with the Transactions; and
(vi)    any Liabilities (including any third party claims) imposed on, sustained, incurred or suffered by any of the Seller Indemnitees arising out of or relating to the portion of the Cowlitz Agreement to be assumed by Purchaser or its affiliates.
(b)    Nothing contained in this Agreement shall limit in any way the Seller Indemnitees’ rights to recover for all Losses in the case of Purchaser’s intentional misrepresentation, intentional misconduct, intentional waste or common law fraud.
(c)    This Section 10.02 does not apply to any indemnification related to Taxes, which are the subject of Section 10.03.
10.03    Indemnification for Tax Matters.
(a)    Seller shall indemnify, defend and hold harmless the Purchaser Indemnitees from and against:
(i)    any and all Liabilities for Taxes of Seller or any other member of the Seller Group with respect to the Transferred Assets or the Business for any Pre-Closing Tax Period and including any Transfer Taxes other than Purchaser’s portion of the Transfer Taxes, pursuant to Section 9.02; and
(ii)    any and all Liabilities for Taxes attributable to any breach by Seller of its tax-related obligations under this Agreement or of any representation or warranty under this Agreement.
(b)    Purchaser shall indemnify, defend and hold harmless the Seller Indemnitees from and against:
(i)    any and all Liabilities for Taxes with respect to the Transferred Assets or the Business for any Post-Closing Tax

Period and any Transfer Taxes other than Seller’s portion of the Transfer Taxes pursuant to Section 9.02;
(ii)    any and all Liabilities for Taxes attributable to any action taken on or after the Closing Date by Purchaser or any of its affiliates, other than any such action expressly required by applicable Law or by this Agreement or expressly permitted by this Agreement; and
(iii)    any and all Liabilities for Taxes attributable to any breach by Purchaser of its tax-related obligations under this Agreement or of any representation or warranty under this Agreement.
10.04    Indemnification Procedures.
(a)    Procedures Relating to Indemnification of Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any Action or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 10.01, 10.02 or 10.03 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article X, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”), with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and then only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall respond in writing to the Indemnified Party’s written notice of Third Party Claim within thirty (30) days of receipt of such notice. Failure by the Indemnifying Party to timely respond to a written notice of Third Party Claim shall be deemed to be a denial of such indemnification request, and thereafter the Indemnified Party may defend such claim and thereafter seek all Losses incurred in connection therewith in an enforcement action against the Indemnifying Party conducted pursuant to Section 11.10. The Indemnifying Party shall have the right, by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against the Third Party Claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnifying Party shall actively pursue such defense in good faith, (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except as contemplated by the following sentence) and participate in the defense of the Third Party Claim, (iii) the Indemnified Party shall not file any papers or consent to the entry of any Judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iv) the Indemnifying Party shall not (A) admit to any wrongdoing or (B) consent to the entry of any Judgment or enter into any settlement with respect to the Third Party Claim to the extent such Judgment or settlement provides for (x) relief other than money damages or (y) money damages if the Indemnifying Party has not acknowledged in writing that it shall be responsible for such money damages, in the case of each of clauses (A) and (B), without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). In the event that the Indemnified Party and the Indemnifying Party reasonably agree that a conflict of interest exists in respect of a Third Party Claim, then the Indemnified Party shall have the right to retain separate counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party to represent the Indemnified Party in the defense of the Third Party Claim, and the reasonable legal fees and expenses of the Indemnified Party shall be paid by the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim seeks an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages. Each party shall use commercially reasonable efforts to minimize Losses from Third Party Claims and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any Judgment that was consented to by the Indemnified Party without the Indemnifying Party’s prior written consent.
(b)    Procedures Relating to Indemnification of Third Party Tax Claims. Notwithstanding Section 10.04(a), if a Third Party Claim includes, or could reasonably be expected to include, any claim for Taxes relating solely to a Straddle Period, Purchaser and Seller shall jointly control all proceedings taken in connection with such claim (such Third Party Claim, a “Tax Claim”).
(c)    Procedures for Non-Third Party Claims. The Indemnified Party shall notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim giving rise to the claim of indemnity pursuant hereto. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have forty five (45) days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.
10.05    Indemnification as Sole and Exclusive Remedy. Except as otherwise provided in this Agreement, including the dispute resolution processes and remedies contained in Sections 2.03, the indemnification rights pursuant to this Article X shall be the sole and exclusive remedy of the Purchaser Indemnitees or the Seller Indemnitees with respect to any matter in any way relating to, arising out of or resulting from this Agreement or the Transactions, including any representation, warranty, covenant or agreement contained herein, except with respect to remedies against a Party for intentional misrepresentation, intentional misconduct, intentional waste or common law fraud committed by such Party.

10.06    Calculation of Indemnity Payments.
(a)    Notwithstanding anything to the contrary set forth in this Agreement, there shall be deducted from any Losses an amount equal to any unaffiliated, third-party insurance, indemnification, or contribution payments actually received from an unaffiliated third-party by an Indemnified Party (net of any actual costs of recovery or collection, deductibles, premium adjustments, reimbursement obligations or other costs reasonably related to the insurance, indemnification, or contribution arrangement in respect of Losses thereof); provided, that no Indemnified Party nor any of its affiliates shall have any obligation hereunder to take any action to obtain such payments or to obtain or maintain any such insurance policies. In the event that a third-party insurance or other recovery is actually made by an Indemnified Party with respect to any Losses for which an Indemnified Party has been indemnified hereunder, then such Indemnified Party shall pay to such Indemnifying Party, by wire transfer of immediately available funds to an account designated by such Indemnifying Party, an amount equal to such Losses which such Indemnified Party has been indemnified hereunder.
(b)    Notwithstanding anything to the contrary set forth in this Agreement, all Losses that are the subject of indemnification under this Agreement shall be calculated by disregarding all qualifications and limitations as to “materiality,” “Business Material Adverse Effect” and words of similar import set forth in the representations, warranties and/or covenants, as applicable, of the Parties under this Agreement.
(c)    Notwithstanding anything in this Agreement to the contrary, no indemnification may be claimed under this Article X for any Losses to the extent such Losses are included in the calculation of any adjustment to the Purchase Price pursuant to Section 2.03.
10.07    Additional Matters.
(a)    For all Tax purposes, Purchaser and Seller agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination (which shall include the execution of an IRS Form 870-AD or successor form) provides otherwise.
(b)    In no event shall an Indemnifying Party be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits, whether based on contract, tort, strict liability, other Law or otherwise, except to the extent that such damages are actually payable by the Indemnified Party in connection with a Third Party Claim.
(c)    All obligations of Seller under Section 10.03 to indemnify, defend and hold harmless any Purchaser Indemnitee for any Tax shall terminate at the expiration of the statute of limitations, including any applicable extensions or waivers thereof.

ARTICLE XI
GENERAL PROVISIONS
11.01    Survival of Representations, Warranties and Agreements. The representations and warranties of the Parties contained in this Agreement shall survive the Closing until eighteen

(18) months of the Closing Date. No claim may be made with respect to any breach of any representation or warranty contained in this Agreement eighteen (18) months following the Closing Date. Notwithstanding the foregoing, (i) the representations and warranties contained in Sections 3.01, 3.02, 4.01, 4.02(a), and 4.06, shall survive until sixty (60) days following the conclusion of the statute of limitations applicable with respect to the underlying subject matter of such representations or warranties, and (ii) the representations and warranties contained in Section 4.11 shall survive until five (5) years following the Closing Date. All agreements and covenants set forth in this Agreement shall survive until fully performed and satisfied. Any claim for indemnity with respect to any breach of any representation or warranty contained in this Agreement for which the Indemnifying Party does not provide notice of such claim in accordance with Article X to the Indemnified Party within the periods specified in this Section 11.01 shall be deemed time-barred and invalid.
11.02    Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be given as follows:
(a)    if to Seller, to
Weyerhaeuser NR Company
33663 Weyerhaeuser Way South
Federal Way, WA 98003
Attention: General Counsel
Phone: 253-924-2802
Email: devin.stockfish@weyerhaeuser.com

with a copy to:
Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, WA 98101
Attention:    Andrew Bor, Esq.
Andrew Moore, Esq.
Facsimile:    206-359-9000
Email:     abor@perkinscoie.com
amoore@perkinscoie.com

(b)    if to Purchaser, to
Nippon Paper Industries Co., Ltd.
Ochanomizu Sola City
4-6, Kandasurugadai, Chiyoda-ku
Tokyo 101-0062, Japan
Attention: International Business Dept.
Facsimile: +81-3-6665-0305
Email: gpu4805@nipponpapergroup.com

with a copy to:
Nishimura & Asahi
Otemon Tower, 1-1-2 Otemachi, Chiyoda-ku
Tokyo 100-8124 JAPAN
Attention: Mr. Yoshinobu Fujimoto and Mr. James Emerson
Facsimile: +81-3-6250-7200
Email: yo_fujimoto@jurists.co.jp and j_emerson@jurists.co.jp

Lane Powell PC
1420 Fifth Avenue, Suite 4200
Seattle, WA 98111
Attention: Mr. Patrick Franke
Facsimile: 206-223-7107
Email: frankep@lanepowell.com

or to such other address(es) as shall be furnished in writing by any such Party to the other Party hereto in accordance with the provisions of this Section 11.02.
11.03    Definitions. For purposes of this Agreement:
“$” means lawful money of the United States of America.
“Acquisition Proposal” means any proposal by a third party with respect to any merger, share exchange, amalgamation, arrangement, takeover bid, sale of assets, or sale of stock involving all or substantially all of the Transferred Assets or the Business, excluding the Acquisition.
“Action” means any demand, action, suit, countersuit, arbitration, inquiry, claim (including a counterclaim) proceeding or investigation by or before any Governmental Entity or any arbitration or mediation tribunal.
“affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.
“Ancillary Agreements” means the Asset Conveyance Documents, the Liabilities Assumption Documents, the Site Services Agreements, the Wood Chip Supply Agreement and the Intellectual Property License Agreement, and the Transition Services Agreement (if any).
“Antitrust Proceeding” means any proceeding seeking a preliminary injunction or other comparable legal impediment to the Acquisition or to Purchaser’s freedom to operate the Business after Closing under any Review Law.
“Assumed Benefit Agreement” means each Business Benefit Agreement (i) that Purchaser has agreed to assume, or to cause its subsidiaries to assume, pursuant to any

Transaction Document, or (ii) that Purchaser or any of its subsidiaries is required to assume under applicable Law, Contract or CBA.
“Assumed Benefit Plan” means each Business Benefit Plan, or portion thereof, (i) any assets or liabilities of which (A) Purchaser has expressly agreed to assume, or to cause its subsidiaries to assume, pursuant to any Transaction Document or (B) any assets or liabilities of which Purchaser or its subsidiaries is required to assume under applicable Law, Contract or CBA.
“AWPPW” means the Association of Western Pulp and Paper Workers.
“Business” means the liquid packaging business of Seller, as currently conducted.
“Business Benefit Agreement” means any employment, consulting, indemnification, severance, termination, change in control, retention, bonus or similar agreement or arrangement between Seller, on the one hand, and any individual Business Employee, on the other hand.
“Business Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) or bonus, pension, profit sharing, deferred compensation, incentive compensation, stock or other equity ownership, stock or other equity purchase, stock or other equity appreciation, restricted stock or other equity, stock or other equity repurchase rights, stock or other equity option, phantom stock or other equity, performance, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding or subject to the Laws of the United States) maintained, contributed to or required to be maintained or contributed to by Seller, providing benefits to any Business Employee.
“Business Day” means any day on which commercial banks are generally open for business in Seattle, Washington, other than a Saturday, a Sunday or a day observed as a holiday in Seattle, Washington under the Laws of the State of Washington or the Federal Laws of the United States of America.
“Business Employee” means (i) each officer, manager or employee of Seller who is primarily engaged in the Business, other than those set forth in Section 11.03(1)(i) of the Seller Disclosure Letter, and (ii) each other officer, manager or employee of Seller set forth in Section 11.03(1)(ii) of the Seller Disclosure Letter, including, in the case of each of clauses (i) and (ii), such individuals who are not actively at work due to vacation, holiday, illness, jury duty, bereavement leave, short-term disability leave, workers’ compensation or other authorized leave of absence or other leave protected under applicable law.
“Business Material Adverse Effect” means any Effect that either alone or in combination has been or would reasonably be likely to be, individually or in the aggregate, material and adverse to (i) the business, assets, properties, condition (financial or otherwise), or results of operations of the Business, other than an Effect relating to (A) the economy generally, (B) the industries in which the Business operates generally (including changes in capacity, production, prices and availability, and prices for energy and raw materials), (C) the financial, securities and currency markets generally, (D) changes or prospective changes in Law, (E) changes or prospective changes in GAAP or accounting standards, (F) volcanoes, tsunamis, earthquakes, floods, storms, hurricanes, tornados or other natural disasters, except in the case of the foregoing clauses (A), (B), (C), (D), (E) and (F) to the extent that the Business is adversely affected in a disproportionate manner relative to other participants in the industries in which the Business operates, (G) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, except to the extent that the Business is adversely affected in a disproportionate manner relative to other participants in the industries in which the Business operates, (H) changes resulting or arising from the identity of, or any facts or circumstances relating to, Purchaser and any of its affiliates and (I) the entering into or the public announcement or disclosure of this Agreement or the consummation or proposed consummation of the Transactions or the pendency thereof or (ii) the ability of Seller to perform its obligations under the Transaction Documents or consummate the Transactions.
“CFIUS Approval” means a written notice from CFIUS the Committee on Foreign Investment in the United States to the effect that (i) the transaction contemplated by this Agreement is not subject to Section 721 of the DPA; (ii) a determination by CFIUS has been made that there are no issues of national security of the United States sufficient to warrant further review or investigation pursuant to Section 721 of the DPA; or (iii) the President of the United States shall not have acted pursuant to Section 721 of the DPA to suspend or prohibit the consummation of the transactions contemplated by this Agreement, and the applicable period of time for the President of the United States to take such action shall have expired.
“CFIUS” means the Committee on Foreign Investment in the United States. “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder.
“commercially reasonable efforts” means the level of effort that a reasonable person in the position of Purchaser or Seller, as the case may be, ought to make after full consideration of the totality of the circumstances that are readily apparent to Purchaser or Seller, as the case may be, including, without limitation, the financial impact on, and other consequences to, each Party.
“Consents” means any consents, waivers or approvals from, or notification requirements to, any third parties.
“Cowlitz Agreement” means that certain Electric Service agreement, dated September 28, 2011, by and between Public Utility District No. 1 of Cowlitz County, Washington and Seller assumed by Purchaser or its affiliates.
“DPA” means the Defense Production Act of 1950 (50 U.S.C. App. Section 2170).
“Effect” means any state of facts, change, effect, condition, development, event or occurrence.

“Environmental Attributes” means any emissions and renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use or maintenance of the Business or the Transferred Assets or as of: (a) the date of this Agreement; and (b) future years for which allocations have been established and are in effect as of the date of this Agreement.
“Environmental Claim” means any written notice, claim, demand, action, judicial or administrative proceeding (including both formal and informal proceedings) or other communication by any other person alleging or asserting liability of or both of Seller or Lessees for investigatory costs, cleanup costs, governmental body response costs, damages or alleged damages to, loss or destruction of natural resources or other real or personal property, personal injuries including but not limited to death, fines, or penalties arising out of, based on, or resulting from (1) the presence, or Release into the environment, of any Hazardous Substance at, to, adjacent to, underlie or from the Transferred Real Property, or (2) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law with respect to the Transferred Real Property, and shall include, without limitation, any claim by any governmental body for enforcement, cleanup, removal, response, remedial or other actions, or damages pursuant to any applicable Environmental Law with respect to the Transferred Real Property, and any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or declaratory or injunctive relief resulting from the presence of Hazardous Substances at, adjacent to, underlying the Transferred Real Property, or arising from alleged injury or threat of injury to health, safety, or the environment with respect to the Transferred Real Property.
“Environmental Laws” means any present federal, state, and local laws, ordinances, rules, regulations, administrative order, any administrative policy, as well as common law or any reported decision of a state or federal court, or any substance or matter relating to (1) protection of human health or the environment; (2) Hazardous Substances; and/or (3) liability for or costs of other actual or threatened danger to human health or the environment. The term “Environmental Law” shall include the following statutes, as amended, and any regulations promulgated thereto, and any state or local statutes, ordinances, rules and regulations, addressing similar issues: the Comprehensive Environmental Response, Compensation and Liability Act (including the Superfund Amendments and Reauthorization Act of 1986); the Emergency Planning and Community Right-to-Know Act; the Hazardous Materials Transportation Act; the Resource Conservation and Recovery Act (including Subtitle I relating to underground storage tanks); the Solid Waste Disposal Act; the Clean Water Act; the Clean Air Act; the Toxic Substances Control Act; the Safe Drinking water Act; the Federal Water Pollution Control Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Endangered Species Act; the National Environmental Policy Act; the River and Harbors Appropriate Act; the Washington Model Toxics Control Act; the Washington Water Pollution Control Act; the Washington Clean Air Act; the Washington Shoreline Management Act; the Washington Growth Management Act; and the Washington State Environmental Policy Act.

“Environmental Liabilities” means all Liabilities relating to or in respect of environmental matters, including (i) the compliance or noncompliance with Environmental Laws, (ii) the alleged or actual presence or Release of, or exposure to, Hazardous Materials, (iii) the offsite transportation, storage, treatment, disposal or arrangement for disposal of Hazardous Materials and (iv) any other Liabilities or costs relating to Environmental Laws, including, in each case, all investigatory, cleanup and other remediation costs, administrative oversight costs, natural resources damages, property damages, personal injury damages, indemnity, contribution and similar obligations and all costs and expenses, interest, fines, penalties and other monetary sanctions in connection with any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Former Employee” means any employee of Seller or its affiliates, including, without limitation, the Business Employees, who, regardless of the reason, are not Transferred Employees.
“Final Order” means an action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any mandatory waiting period prescribed by Law before the Transactions may be consummated has expired, and as to which all conditions to the consummation of the Transactions prescribed by Law have been satisfied
“GAAP” means generally accepted accounting principles in effect in the United States at the relevant time.
“Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, urea formaldehyde foam insulation and polychlorinated biphenyls and (ii) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law.
“Hazardous Substance” means any and all substances (whether solid, liquid, or gas) defined, listed, or otherwise classified as pollutants, hazardous wastes, hazardous or toxic substances, materials or wastes, extremely hazardous wastes, or words of similar meaning or regulatory effect under any Environmental Laws in effect at Closing or identified at Closing as having a negative impact on human health or the environment, including but not limited to, those substances, materials, and wastes listed in the United States Department of Transportation Hazardous Materials Table (49 CFR 172.101) or by the Environmental Protection Agency as hazardous substances (40 CFR Part 302) and amendments thereto, or such substances, materials, and wastes which are regulated under any applicable local, state, or federal Environmental Law including, without limitation, any material, waste, or substance which is (1) petroleum and petroleum products; (2) asbestos and asbestos-containing materials; (3) poly-chlorinated biphenyls; (4) urea formaldehyde foam insulation; (5) lead-containing materials; (6) radon; (7) radioactive materials; (8) flammables and explosives; (9) defined as “hazardous waste,” “extremely hazardous waste,” “restricted hazardous waste,” or “hazardous substance” under RCW Chapter 70.105 (Hazardous Waste Management Act) or RCW Chapter 70.105D (Model Toxics Control Act); (10) designated as a “hazardous substance” pursuant to Section 311 of the

Clean Water Act, 33 U.S.C. § 1251, et seq. (33 U.S.C. § 1321) or listed pursuant to Section 307 of the Clean Water Act (33 U.S.C. § 1317); (11) defined as a “hazardous waste” pursuant to Section 1004 of the Resources Conservation and Recovery Act (42 U.S.C. § 6903); or (12) defined as a “hazardous substance” pursuant to Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq. (42 U.S.C. § 9601), all as amended, replaced, or succeeded, and any other substance or material defined as a toxic or hazardous substance or material or pollutant or contaminant under any other federal, state, or local laws, ordinances, or regulations or under any reported decision of a state or federal court, or any substance or matter in effect at Closing imposing liability for cleanup costs or expenses on any person or entity under any statutory or common law theory.
“Income Tax” means (i) any Tax imposed on or measured by net income, including franchise or similar Taxes measured by net income and (ii) the state of Washington B&O Tax.
“Intellectual Property License Agreement” means the license of intellectual property by and between Seller and Purchaser substantially in the form attached as Exhibit A.
“Intellectual Property Rights” means all patents (including all reissues, divisions, continuations and extensions thereof), patent applications, patent rights, trademarks, trademark (including service marks) registrations, trademark applications, trade names, business names, brand names, copyright registrations, copyright applications, designs, design registrations, domain names, logos, slogans, trade styles, trade dress and other indicia of origin and all rights to any of the foregoing.
“IRS” means the U.S. Internal Revenue Service.
“knowledge of Purchaser” means (a) the actual knowledge of the Persons set forth in Section 11.03(1) of the Purchaser Disclosure Letter, and (b) what such Persons should have known after reasonable inquiry.
“knowledge of Seller” means (a) the actual knowledge of any of the Persons set forth in Section 11.03(2) of the Seller Disclosure Letter, and (b) what such Persons should have known after reasonable inquiry.
“Liabilities” means all obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated or unliquidated, absolute, accrued, contingent or otherwise and whether due or to become due and including all costs and expenses related thereto.
“Liens” means all pledges, liens, charges, deeds of trust, mortgages, encumbrances and security interests options, rights of first refusal, easements, securities, proxy, voting trust or agreements, transfer restrictions or encroachment reservation.
“Losses” means, collectively, any claims, losses, damages (including, in the case of Third Party Claims, any exemplary or punitive damages whether based on contract, tort, strict liability, other Law or otherwise), reasonable out-of-pocket costs (including those in connection with investigating, testing or monitoring site conditions (including sampling, testing, and analyzing soil, water, air, building materials, wastes, and other materials and substances, whether solid, liquid, or gas), and any costs for cleanup, containment, remedial, removal, or restoration work), reasonable out-of-pocket fees and expenses (including costs of investigation and defense and reasonable legal fees and expenses), deficiencies, suits, judgments, liabilities (including strict liabilities), obligations, debts, assessments, fines, penalties, charges, amounts paid in settlement or interest.
“NORPAC” means North Pacific Paper Corporation and any successor thereto.
“Permitted Liens” means (i) Liens consisting of zoning or planning restrictions, permits, easements, covenants and other restrictions or limitations on the use or occupancy of real property or irregularities in title thereto which do not individually or in the aggregate materially impair the use of such property as it is presently used in connection with the Business, (ii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which adequate reserves have been created in accordance with GAAP, (iii) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s and similar Liens arising in the ordinary course of business or by operation of Law, and (iv) Liens which have been placed by any landlord on any Leased Real Property and subordination or similar agreements relating thereto.
“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity or other entity, including any Governmental Entity.
“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion of a Straddle Period beginning on the day after the Closing Date.
“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and the portion of a Straddle Period ending on the Closing Date.
“Prime Rate” means the prime rate as reported in The Wall Street Journal on the date of the applicable payment (or, if The Wall Street Journal is not published on such applicable date, the Business Day prior to such applicable date on which The Wall Street Journal was published). If The Wall Street Journal shall no longer be published or if it shall cease to report a prime rate, “Prime Rate” shall mean a comparable index or reference rate selected by Seller in its sole discretion.
“Purchaser Material Adverse Effect” means any Effect that has been or would reasonably be likely to be material and adverse to the ability of Purchaser to perform its obligations under the Transaction Documents or consummate the Transactions.
“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, dumping, leaching, or migration into the environment, including, without limitation, the movement of Hazardous Substances through ambient air, soil, surface water, groundwater, wetlands, land, or subsurface strata.

“Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives.
“Restricted Business” means any business competing with the Business.
“Review Law” means the HSR Act, Section 721 of the DPA or any other Law of any applicable jurisdiction that pertains to antitrust, merger control, competition or trade regulation matters.
“Seller Business” means (i) the business and operations of Seller other than the Business, (ii) all other businesses and operations acquired or commenced by Seller at any time after the Closing Date and (iii) any terminated, divested or discontinued business or operation that at the time of termination, divestiture or discontinuation did not primarily relate to the Business as then conducted.
“Seller Group” means Seller, Seller Parent, each subsidiary of Seller and any other Person that is controlled directly or indirectly by Seller Parent.
“Seller Parent” means Weyerhaeuser Company, a Washington corporation.
“Severance Obligations” means any statutory, contractual, common law or other severance payments or other separation benefits, whether pursuant to applicable Law, any applicable plan or policy, any applicable individual employment agreement or arrangement, any CBA or otherwise (including any compensation payable during a mandatory termination notice period and any severance payments or other separation benefits pursuant to a Judgment of a court having competent jurisdiction) and the employer portion of any employment Taxes with respect to all such severance payments or other separation benefits.
“Shared Contract” means any Contract to which Seller is a party or by which Seller is bound that inures to the benefit or burden of each of the Business and the Seller Business (other than those set forth on Section 11.03(3) of the Seller Disclosure Letter and any other Contract that constitutes an Excluded Asset).
“Site Services Agreements” means the agreements between Seller and Purchaser in the form of Exhibit B pursuant to which Seller and Purchaser agree to provide goods and services under the terms and subject to the conditions set forth therein.
“Straddle Period” shall mean any Tax period that includes (but does not end on) the Closing Date.
“subsidiary” of any Person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (i) by such Person, (ii) by any one or more of such Person’s subsidiaries or (iii) by such Person and one or more of its subsidiaries; provided, however, that no Person that is not directly or indirectly wholly-owned by any other Person shall be a subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person.
“Tax” or “Taxes” means all forms of taxation imposed by any Federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind, including any interest, penalties and additions thereto.
“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.
“Taxing Authority” means any Federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising Tax regulatory authority.
“Transaction Documents” means this Agreement, the Ancillary Agreements and the Confidentiality Agreement.
“Transactions” means the Acquisition and the other transactions contemplated by the Transaction Documents.
“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, filing, value added, privilege, documentary, registration, conveyance, license, stamp or similar Taxes and notarial or other fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement; provided that Transfer Taxes shall not include Taxes on or measured by net income or Washington state or local B&O taxes.
“Transferred Employee” means each Business Employee who accepts employment with Purchaser or any of its subsidiaries as of the Transfer Time.
“Wood Chip Supply Agreement” means the agreement between Seller and Purchaser in the form of Exhibit C pursuant to which Seller and Purchaser agree to provide goods and services under the terms and subject to the conditions set forth therein.
11.04    Interpretation; Disclosure Letters. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Each of the Parties hereto has participated in the drafting and negotiation of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. Any matter disclosed in any Section of the Purchaser Disclosure Letter or the Seller Disclosure Letter shall qualify the correspondingly numbered representation and warranty or covenant and to any other representation, warranty or covenant where it is reasonably apparent, on the face of such disclosure, that the disclosure is intended to apply to such other Section. When a reference is made in this Agreement or the Seller Disclosure Letter to information or documents being provided, made available or disclosed to Purchaser or its affiliates, such information or documents shall include any information or documents (i) furnished in the “data room” maintained by Seller prior to the execution of this Agreement and to which access has been granted to Purchaser or its affiliates or (ii) otherwise provided in writing (including electronically) to Purchaser or its affiliates.
11.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the end that the Transactions are fulfilled to the extent possible.
11.06    Counterparts. This Agreement may be executed in one or more counterparts, either manually or electronically, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Parties.
11.07    Entire Agreement; No Third-Party Beneficiaries. The Transaction Documents, taken together with the Purchaser Disclosure Letter and the Seller Disclosure Letter, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties hereto with respect to the Transactions and are not intended to confer upon any Person other than the Parties hereto any rights or remedies. Notwithstanding the foregoing, (a) Purchaser’s agreement to the provisions of Section 6.06 is given by Purchaser on the express understanding that if Purchaser is in breach of any of the provisions thereof, Seller may, in its absolute discretion and without limitation, seek to enforce compliance with such provisions by Purchaser by applying to a court of competent jurisdiction for damages and/or specific performance, and (b) Purchaser expressly agrees that Seller may seek to enforce Purchaser’s compliance with the provisions of Section 6.06 for the benefit of any Transferred Employee (or beneficiary or dependent thereof) notwithstanding that Seller may not itself have suffered any actual damages as a result of Purchaser’s noncompliance. In the event of any conflict between the provisions of this Agreement (including the Purchaser Disclosure Letter and the Seller Disclosure Letter), on the one hand, and the provisions of the Confidentiality Agreement or the other Transaction Documents (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.
11.08    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and assigns. Notwithstanding the foregoing, Purchaser may assign (without consent but with at least five (5) Business Day’s prior written notice to Seller) this Agreement and any or all rights, interests or obligations hereunder to any wholly-owned subsidiary of Purchaser; provided, however, that notwithstanding any such assignment, Purchaser shall remain a Party to this Agreement and shall remain, jointly and severally with such assignee, responsible and liable for the performance of all the obligations of Purchaser and any such assignee under this Agreement. Any such assignee shall, as a condition to such assignment, execute a joinder agreement in form reasonably acceptable to Seller and Purchaser, pursuant to which such assignee shall become a Party to this Agreement and, jointly and severally with Purchaser, be bound by and responsible and liable for, all the obligations of Purchaser and such assignee under this Agreement.
11.10    Enforcement.
(a)    The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of any Transaction Document were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties hereto shall be entitled to an injunction or injunctions to prevent breaches of any Transaction Document and to enforce specifically the terms and provisions of each Transaction Document in any Federal court, located in the State of Delaware or, if such Federal courts do not have subject matter jurisdiction, in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or, if such Federal courts do not have subject matter jurisdiction, of any Delaware state court in the event any dispute arises out of any Transaction Document or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Transaction Document or any Transaction in any court other than any Federal court sitting in the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to or arising out of any Transaction Document or any Transaction.
(b)    In lieu of seeking determination by court proceeding under Section 11.10(a) above, any controversy or claim arising out of or relating to this Agreement may also be determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The tribunal shall consist of three (3) arbitrators. The seat of the arbitration shall be New York. The language of the arbitration shall be English. The Parties hereto agree that the tribunal constituted under this clause shall have the power to grant the relief of specific performance in appropriate circumstances, and further agree, for the avoidance of doubt, that any competent court of its jurisdiction may enforce an order of the tribunal for specific performance. By agreeing to arbitration pursuant to this clause, the Parties hereto waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, in as far as such waiver may validly be made, save that the Parties do not intend to deprive any competent court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings or the enforcement of any award.
11.11    Waiver and Amendment. Any term or condition of this Agreement may be waived at any time by the Party which is entitled to the benefit thereof, but only if such waiver is evidenced by a writing signed by such Party which makes specific reference to this Agreement. No failure on the part of any Party to exercise, and no delay in exercising any right, power or remedy created hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No waiver by any Party of any breach of or default in any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition hereof. This Agreement shall not be altered, supplemented or amended except by an instrument in writing signed by each of the Parties hereto. All remedies hereunder are cumulative and are not exclusive of any other remedies, equitable or legal.
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IN WITNESS WHEREOF, each of Seller and Purchaser has duly executed this Agreement as of the date first written above.

PURCHASER:
NIPPON PAPER INDUSTRIES CO., LTD.
By: /s/ Fumio Manoshiro
Name: Fumio Manoshiro
Title: President
SELLER:
WEYERHAEUSER NR COMPANY
By: /s/ Devin W. Stockfish
Name: Devin W. Stockfish
Title: SVP, General Counsel and Corporate Secretary

[Signature Page to Asset Purchase Agreement]

Appendix
Glossary of Defined Terms

Term	Location
$	Section 11.03
Accounting Firm	Section 2.03(b)
Accounting Principles	Section 2.03(d)
Accrued Vacation Days	Section 6.06(i)
Acquisition	Section 1.01
Acquisition Proposal	Section 11.03
Action	Section 11.03
Adjusted Purchase Price	Section 2.03(c)
affiliate	Section 11.03
Agreement	Preamble
Ancillary Agreements	Section 11.03
Annual Balance Sheets	Section 4.04(a)
Annual Business Financial Statements	Section 4.04(a)
Antitrust Proceeding	Section 11.03
Appraisal Firm	Section 9.01(a)
Arrangement	Section 1.03(b)
Asset Conveyance Documents	Section 2.02(a)
Assumed Benefit Assets	Section 1.02(a)(xiv)
Assumed Liabilities	Section 1.04(a)
Avoided Breach	Section 6.15
AWPPW	Section 11.03
Balance Sheet	Section 4.04(b)
Business	Section 11.03
Business 401(k) Plan	Section 6.06(h)(i)
Business Benefit Agreement	Section 11.03
Business Benefit Plan	Section 11.03
Business Day	Section 11.03
Business Employee	Section 11.03
Business Insurance Policies	Section 1.02(a)(xv)
Business Material Adverse Effect	Section 11.03
Business Material Agreements	Section 4.14(a)
CBA	Section 4.08
Closing	Section 2.01
Closing Date	Section 2.01
Closing Date Payment	Section 2.02
Closing Working Capital	Section 2.03(a)
Code	Section 11.03
Confidentiality Agreement	Section 6.02(e)
Consents	Section 11.03
Contracts	Section 1.02(a)(viii)
control	Section 11.03
Controlled Group Liability	Section 4.07(b)

Cowlitz Agreement	Section 11.03
Current Assets	Section 2.03(d)
Current Liabilities	Section 2.03(d)
DOJ	Section 6.04(a)
DPA	Section 3.03(b)
Effect	Section 11.03
Employee List	Section 6.06(a)
Environmental Laws	Section 11.03
Environmental Liabilities	Section 11.03
ERISA	Section 11.03
Exchange Act	Section 11.03
Excluded Assets	Section 1.02(b)
Excluded Contracts	Section 1.02(b)(xv)
FTC	Section 6.04(a)
GAAP	Section 11.03
Governmental Approval	Section 3.03(b)
Governmental Entity	Section 3.03(b)
Hazardous Materials	Section 11.03
HSR Act	Section 3.03(b)
Income Tax	Section 11.03
Indemnified Party	Section 10.04(a)
Indemnifying Party	Section 10.04(a)
Intellectual Property License Agreement	Section 11.03
Intellectual Property Rights	Section 11.03
Inventory	Section 1.02(a)(ii)
IRS	Section 11.03
Judgment	Section 3.03(a)
knowledge of Purchaser	Section 11.03
knowledge of Seller	Section 11.03
Law	Section 3.03(a)
Leased Real Property	Section 4.12(b)
Liabilities	Section 11.03
Liabilities Assumption Documents	Section 2.02(b)
Liability Cap	Section 10.01(a)(iii)
Liens	Section 11.03
Losses	Section 10.01(a)
Material Customers	Section 4.16(a)
Material Suppliers	Section 4.16(b)
Notice of Disagreement	Section 2.03(b)
Non-U.S. Assumed Benefit Plan	Section 4.07(c)
Owned Real Property	Section 4.12(a)
Permits	Section 1.02(a)(vii)
Permitted Liens	Section 11.03
Person	Section 11.03

Post-Closing Tax Period	Section 11.03
Pre-Closing Tax Period	Section 11.03
Prime Rate	Section 11.03
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser 401(k) Plan	Section 6.06(h)(i)
Purchaser Disclosure Letter	Article III
Purchaser Flexible Spending Account Plan	Section 6.06(m)
Purchaser Indemnitees	Section 10.01(a)
Purchaser Material Adverse Effect	Section 11.03
Purchaser Portion	Section 1.05(a)
Purchaser Welfare Plans	Section 6.06(g)(i)
Records	Section 1.02(a)(xii)
Release	Section 11.03
Representatives	Section 11.03
Retained Liabilities	Section 1.04(b)
Retained Names	Section 1.02(b)(xi)
Review Law	Section 11.03
Scheduled Intellectual Property	Section 1.02(a)(v)
Seller	Preamble
Seller Disclosure Letter	Article IV
Seller Flexible Spending Account Plan	Section 6.06(m)
Seller Group	Section 11.03
Seller Indemnitees	Section 10.02(a)
Seller Parent	Section 11.03
Seller Portion	Section 1.04(b)
Severance Obligations	Section 11.03
Site Services Agreements	Section 11.03
Statement	Section 2.03(a)
Straddle Period	Section 11.03
subsidiary	Section 11.03
Tangible Personal Property	Section 1.02(a)(iii)
Tax or Taxes	Section 11.03
Tax Accountant	Section 9.04(c)
Tax Return	Section 11.03
Taxing Authority	Section 11.03
Third Party Claim	Section 10.04(a)
Title Commitment	Section 4.12(a)
Title Company	Section 4.12(a)
Title Policy	Section 6.13
Transaction Documents	Section 11.03
Transactions	Section 11.03
Transfer Taxes	Section 11.03
Transfer Time	Section 6.06(b)

Transferred Assets	Section 1.02(a)
Transferred Contracts	Section 1.02(a)(viii)
Transferred Employee	Section 11.03
Transferred Intellectual Property	Section 1.02(a)(vi)
Transferred Licensed Intellectual Property	Section 1.02(a)(vi)
Transferred Inventory	Section 1.02(a)(ii)
Transferred Permits	Section 1.02(a)(vii)
Transferred Real Property	Section 1.02(a)(i)
Transferred Technology	Section 1.02(a)(vi)
Transition Services Agreement	Section 6.16
WARN Act	Section 6.06(o)
WC Target	Section 2.03(c)
Welfare Benefit Claims	Section 6.06(g)(iii)
Working Capital	Section 2.03(d)

Schedule of Omitted Exhibits and Schedules

The following exhibits and schedules to this Exhibit 2.1 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The company will furnish a copy of any such omitted exhibits and schedules to the Securities and Exchange Commission upon request but may request confidential treatment for any exhibit or schedule so furnished.

Seller's Disclosure Letter dated June 15, 2016

Exhibit A    Form of Intellectual Property License Agreement

Exhibit B    Site Services Agreement

Exhibit C    Wood Chip Supply Agreement